UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

QUARTERLY REPORT

(From January 1, 2025 to March 31, 2025)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

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Attachment: 1. Financial Statements in accordance with K-IFRS

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1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2025)

(Unit: Won, Shares)

Date of Issuance	Method of Issuance	Details of the Shares Issued
		Type	Number of Shares	Par value per Share	Offering price per Share	Remarks
March 15, 2024	Paid-in capital increase (share rights offering to existing shareholders)	Common shares	142,184,300	~~W~~5,000	~~W~~9,090	Ratio of paid-in capital increase: 39.74%

(2)	Convertible bonds (as of March 31, 2025)

We have no outstanding convertible bonds as of March 31, 2025.

D.	Voting rights (as of March 31, 2025)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	500,000,000
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	500,000,000
	Preferred shares	—

(1)	Authorized: 1,000,000,000 shares

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E.	Dividends

Dividends	for the three most recent fiscal years

Description (unit)		2025 Q1	2024	2023
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(262,725)	(2,562,606)	(2,733,742)
Earnings (loss) per share (Won)(2)(3)		(525)	(5,438)	(7,177)
Total cash dividend amount for the period (million Won)		—	—	—
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(4)		—	—	—
Cash dividend yield (%)(5)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)

The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2023 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

Historical dividend information

Number of consecutive years of dividends(1)		Average Dividend Yield(1)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	—	0.56

(1)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (dividends were paid with respect to fiscal year 2021 only based on the dividend resolution date).

F.	Matters relating to Articles of Incorporation

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products, mobile and other products, and “auto” products (comprising automotive display products) accounted for 22%, 35%, 34% and 9% of our total sales, respectively, in the first quarter of 2025. Our customers primarily consist of global set makers, and our top ten customers comprised 90% of our total sales revenue in the first quarter of 2025. As a company focused on exports, our overseas sales accounted for approximately 96% of our total sales in the first quarter of 2025. We have overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and our cumulative annual production capacity for the first quarter of 2025 was approximately 1.4 million glass sheets, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~2.2 trillion in 2024. In 2025, we plan to maintain a similar level of capital expenditures as in 2024, at around the low-to-mid ~~W~~2 trillion range.

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The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

The display industry to which we belong is highly affected by the global economic conditions. Given the characteristics of the display business, which requires large-scale investments, display panel prices may fluctuate due to an imbalance between supply and demand, which may affect our profitability. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, cost structure, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 10% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT, mobile products and automobiles.

Consolidated operating results highlights

(Unit: In billions of Won)

	2025 Q1	2024	2023
Sales Revenue	6,065	26,615	21,331
Gross Profit	743	2,575	345
Operating Profit (loss)	33	(561)	(2,510)
Total Assets	31,988	32,860	35,759
Total Liabilities	24,154	24,787	26,989

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Though the display panel industry is currently facing risks of decreased consumption of related goods in the business-to-consumer sector and reduced investor confidence in the business-to-business sector due to ongoing uncertainty in the global macroeconomic environment, there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs in the mid- to long-term.

•

In the market for television display panels, new opportunities from the growth of the ultra-large TV market are expected to arise with the increase of video content (including over-the-top services) and expanding uses of television (such as playing video games).

•

In the market for traditional IT products such as notebook and desktop monitors, growth opportunities for new offerings such as gaming products, portable products and AI-integrated technology are expected to increase driven by lifestyle changes.

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•

The growth in the market for smartphone products continues to be concentrated around high value-added products using plastic OLED display panels that offer superior performance through diversification of form factors, low-power consumption and high resolution, in light of the increased use of smartphones for mobile contents and gaming purposes.

•

In the market for automotive display panels, display panels are increasingly being used in light of the expanded adoption of in-vehicle infotainment systems, and the market is continuing to demonstrate qualitative growth as the demand for larger and higher-resolution display panels continue to increase.

•

As the market for LCD panel-based products has reached a maturity stage, the growing adoption of OLED panels across various segments, driven by their differentiated advantages, is expected to create new opportunities.

(2)	Growth Potential

The display panel industry is expected to continue to grow, as the essential role of display products as a key device for information and communication in daily lives of individuals as well as for industrial purposes becomes more pronounced. We are strengthening our business competitiveness based on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong growth potential within the display panel industry. With respect to large-sized display panels, we are focusing on expanding the OLED market through differentiated products and technology, such as META technology, which offers high-resolution and high-luminance, as well as strengthening business with new customers. We are also leading the expansion into new product areas, such as gaming display panels. In the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies, and we are also increasing the use of OLED panels in IT products to improve power consumption and provide differentiated form factors. In the small-sized display panel business, we have secured high value-added and differentiated technology and stable operating capabilities for 6th generation plastic OLED smartphone displays, while also expanding our customer base in the automotive display panels business by providing optimized display solutions featuring high resolution, high refresh rates and high luminance, based on a diverse portfolio of premium products including plastic OLED, advanced thin OLED and LTPS LCD panels. We are also in the process of proactively preparing the technology to respond to new market opportunities for ultra-small-sized displays, including those in relation to augmented reality and virtual reality uses.

(3)	Cyclicality

•

The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry may experience volatility caused by imbalances between supply and demand due to changes in capital expenditure levels and adjustments in production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if market demand outpaces supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Chinese panel manufacturers are expanding their dominance in the TFT-LCD sector through aggressive investments in, and acquisitions of, production facilities. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and enhancing their TFT-LCD technology.

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a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, etc.

c.	Japan: Japan Display, Sharp, etc.

d.	China: BOE, CSOT, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2025 Q1	2024	2023
Panels for Televisions(1)(2)	11.6%	14.1%	12.5%
Panels for IT Products(1)	15.7%	19.1%	18.6%
Total(1)	12.9%	15.7%	14.6%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2025 Q1 are based on OMDIA’s estimates, as actual results for 2025 Q1 have not yet been made available as of the date of this report.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments that achieve profitability, maintaining flexible product portfolio and production facility operations responsive to market conditions, price of our products, competitive production costs, productivity enhancement, our relationship with customers, success in marketing to our end-brand customers, competitive environment and economic conditions within the industry, and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH, Tandem and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in 2013, we have continued to achieve ongoing technological innovation by continuing to enhance the performance of our products and to offer differentiated large-sized OLED products such as our large-sized gaming OLED products and those incorporating our META technology. Moreover, we have continually introduced and expanded our high value-added plastic OLED products for smartphones, smartwatches, automotive products and foldable notebook computers, along with our advanced thin OLED products for tablets, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

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•	Moreover, we are maintaining and strengthening close long-term partnerships with major global firms to secure customers and expand relationships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture OLED and TFT-LCD panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2025 Q1
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/Products/Services/ Other sales	Televisions	Panels for televisions	LG Display	1,345	22.2%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	2,108	34.8%
		Mobile, etc.	Panels for smartphones, smartwatches, etc.	LG Display	2,083	34.3%
		Auto products	Panels for automobiles	LG Display	529	8.7%

Total					6,065	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the first quarter of 2025 was USD 804, representing a decrease from the previous quarter, primarily due to a seasonal decrease in the production volume of mobile display panels, which typically have higher average selling prices per square meter of net display area shipped. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions, demand trends and our product mix.

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(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2025 Q1	804
2024 Q4	873
2024 Q3	825
2024 Q2	779
2024 Q1	782
2023 Q4	1,064
2023 Q3	804
2023 Q2	803
2023 Q1	850
(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on changes in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers(2)
Display	Raw materials	PCB	Display panel manufacturing	211	8.5%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		390	15.8%	LG Chem, etc.
		BLU		189	7.7%	Heesung Electronics LTD., etc.
		Glass		136	5.5%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		144	5.8%	LX Semicon, etc.
		Others		1,398	56.7%	—

Total				2,468	100.0%

-	Period: January 1, 2025 ~ March 31, 2025.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•	The market prices of main raw materials for display panels fluctuate depending on the global market conditions of raw materials and demand by product segment.

•	The market price of polarizers, which is a main raw material for display panels, decreased by 5% as of March 31, 2025 compared to the end of the previous year.

•	The market prices of PCB, drive IC and BLU, decreased by 2%, 5% and 2%, respectively, as of March 31, 2025, compared to the end of the previous year.

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•

Although the global economy in 2025 continues to face a slowdown amid trade conflicts and geopolitical uncertainties, we aim to optimize our raw material costs compared to the previous year through an improvement in the balance of market supply and demand in the raw materials market and our efforts to strengthen our raw material cost competitiveness. The prices of raw materials may continue to fluctuate in light of changes in the market conditions of such materials.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2025 Q1(1)	2024(1)	2023(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	1,383	6,573	5,223

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a given period. The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2025 Q1(1)	2024(1)	2023(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	1,303	5,656	4,256

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2025 Q1	Actual working hours in 2025 Q1	Average utilization ratio
Gumi	2,160(1) (24 hours x 90 days)	2,160(1) (24 hours x 90 days)	100.0%
Paju	2,160(1) (24 hours x 90 days)	2,160(1) (24 hours x 90 days)	100.0%
Guangzhou	2,160(1) (24 hours x 90 days)	2,160(1) (24 hours x 90 days)	100.0%

(1)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2024, our total capital expenditures on a cash out basis was around ~~W~~2.2 trillion. In 2025, we plan to maintain a similar level of capital expenditures as in 2024, at around the low-to-mid ~~W~~2 trillion range.

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5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2025 Q1	2024	2023
Display	Products	Display panel	Overseas(1)	5,757	25,496	20,634
			Korea(1)	236	960	620
			Total	5,993	26,456	21,254
	Royalty	LCD, OLED technology patent	Overseas(1)	34	61	16
			Korea(1)	0	0	0
			Total	34	61	16
	Others	Raw materials, components, etc.	Overseas(1)	34	52	46
			Korea(1)	4	47	14
			Total	38	99	60
	Total		Overseas(1)	5,825	25,609	20,696
			Korea(1)	240	1,007	634

			Total	6,065	26,616	21,330

(1)	Based on ship-to-party.

B.	Sales organization and sales route

•	As of March 31, 2025, each of our television, IT, mobile and auto product businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route(1)	Ratio
Overseas	Overseas subsidiaries	98.0%
	Headquarters	2.0%
Overseas sales portion (overseas sales / total sales)		96.0%
Korea	Overseas subsidiaries	14.3%
	Headquarters	85.7%
Korea sales portion (Korea sales / total sales)		4.0%

(1)	Percentage by sales route is based on revenue from the Display business segment.

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C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television display products, we are strengthening our competitive advantages in the premium television display market by enhancing the performance of our OLED television display panels and advancing both product and technology sophistication levels. Furthermore, we are working towards strengthening our business portfolio and reinforcing consumer values through new growth businesses such as gaming and transparent products.

•

With respect to IT display products, we are continually strengthening the sales of high-resolution, IPS, narrow bezel and other high-end display panels with major global IT product manufacturers as our primary customer base.

•

With respect to mobile and other products (a wide range of products including smartphones, smartwatches and industrial products (including aviation and medical equipment, among others)), we are continuing to build a strong and diversified business portfolio and expand our global customer base by leveraging the strength of our differentiated technology and products such as OLED, narrow bezel, low-power consumption and thin and light features.

•

With respect to automotive display products, our business is steadily growing on the back of stable orders secured through our ability to deliver differentiated value to global automobile manufacturers leveraging our diversified technology and product portfolio that includes plastic OLED, advanced thin OLED and LTPS LCD panels.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in the first quarter of 2025. Our sales revenue derived from our top ten customers comprised 90% of our total sales revenue in the first quarter of 2025 and 88% in the first quarter of 2024.

6.	Purchase Orders

•

We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of March 31, 2025, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

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Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan, the Japanese Yen, and Vietnam Dong.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, in order to avoid risks of exchange rate fluctuations on the fair value of advance received, we entered into long position currency forward contracts of USD 600 million with Standard Chartered Bank and others. As of the end of the reporting period, among the valuation gains and losses of derivatives to which fair value hedge accounting is applied, there is no ineffective portion, and we recognized a valuation gain of ~~W~~2 billion (purchase commitment: USD 600 million, contract exchange rate: ~~W~~1,289.1~1,310.1) as part of our foreign currency translation gains and losses. With regard to fair value hedging, the maximum expected period of exposure to fair value fluctuation risk from hedged transactions is within 10 months from the end of the reporting period.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of USD 1,735 million and CNY 726 million cross currency interest swap agreements with KB Kookmin Bank and others, for which we have not applied hedge accounting. Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred. We recognized a loss on valuation of derivative instruments in the amount of ~~W~~53 billion with respect to the above foreign exchange derivative instruments held during the reporting period.

13

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate of ~~W~~810 billion in interest rate swap agreements with Shinhan Bank and others, for which we have not applied hedge accounting. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~2 billion and a loss on valuation of derivative instruments in the amount of ~~W~~2 billion with respect to our interest rate derivative instruments held during the reporting period.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011 ~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology
Real estate/others	LG Innotek Co., Ltd.	Date of contract: December 23, 2022 Term: December 26, 2022 ~ December 31, 2027	Lease of idle real estate property for rental income (the contract amount and other details are not disclosed in accordance with a non-disclosure agreement)
	LG Uplus Corp.	Date of contract: May 14, 2024	Sale of real estate property to enhance asset efficiency (for details, please refer to the Form 6-K furnished to the SEC on April 25, 2024)

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9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2025 Q1	2024	2023
R&D Expenditures (prior to deducting governmental subsidies)		601,914	2,237,403	2,399,513
Governmental Subsidies		(8)	(705)	(718)

Net R&D-Related Expenditures		601,906	2,236,698	2,398,795

Accounting Treatment(1)	R&D Expenses	470,055	1,687,315	1,906,616
	Development Cost (Intangible Assets)	131,851	549,383	492,179

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		9.9%	8.4%	11.2%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2023

(1)	Developed the world’s first small- and medium-sized transparent WOLED product (30” HD)

•	Expanded market coverage with the development of a new product size (30”) for transparent small- and medium-sized display

•	Strengthened market leadership through achieving a transparency rate of 45% and increased luminance (600/200 nit)

(2)	Introduced the world’s first foldable pen touch notebook (17”)

•	Developed OLED panel for notebooks utilizing differentiated technologies such as the tandem OLED and a special folding structure

(3)	Developed the world’s first Gaming OLED 240Hz monitor product (39”, 34”)

•	Applied high-speed (240Hz), fast response time (0.03ms), high-luminance (275 nit @APL 100%) and curved (800R) OLED technology

•	Provided ultra-wide (21:9 aspect ratio) full-size OLED Gaming monitor product (initially provided in 45” and expanded further to provide 39” and 34” products)

Achievements in 2024

(1)	Developed the world’s first Gaming DFR product (31.5”)

•

Optimized display through applying DFR (Dynamic Frequency & Resolution) technology, which enables the implementation of high resolution (UHD 240Hz) and high refresh rate (FHD 480 Hz) on a single display panel

•	Maximized sound effects by applying d-TAS (Display Thin Accurator)

(2)	Developed the world’s first Gaming OLED QHD 480Hz monitor product (27”)

•	Provided optimal gaming environment with the development of the world’s first OLED QHD 480Hz high refresh rate monitor product

(3)	Developed our first ATO-based notebook panel (13.4”)

•	Developed Slim & Light product (1.16t / 162g) through the application of advanced thin OLED structure

•	Developed high-efficiency OLED notebook panel product (SDR 400nit / HDR 500nit) utilizing Tandem OLED technology

15

•	Became our first notebook panel model to apply Touch on Encap technology

(4)	Developed our first Dual Resolution Gaming monitor product (27”)

•	Expanded the gaming monitor market and provided differentiated user experience by implementing the Dual Resolution feature

•	Enabled the use of a single monitor for both fast-paced (FHD 330Hz) games and high-resolution (UHD 165Hz) games

* Dual Resolution : UHD 165Hz « FHD 330Hz

(5)	Developed next-generation Micro LED display product (22.3”)

•	Provided a large-screen and high-resolution, new user experience through Active Matrix Micro LED transfer technology, panel technology, compensation technology and mechanical technology

1) 22.3” Module for 136” 4K business-to-consumer products

2) 22.3” Module for infinitely expandable business-to-business products

(6)	Developed the world’s first ultra-large high resolution transparent OLED display product (77”)

•	Developed new television models and lifestyle solutions with ultra-large, high-resolution displays with 45% transparency

(7)	Developed the world’s first large-sized WOLED product based on 4-Stack technology (83/77/65/55/48” 4K television displays)

•	Strengthened the competitiveness of our WOLED flagship models by applying the 4-Stack technology to large-sized WOLED display panels for the first time in the industry

•	Improved customer value by delivering premium picture quality (luminance, color reproduction, and high-speed) while enhancing cost competitiveness

•	Established a foundation for market expansion by strengthening the potential to expand into the new high-end monitor market

Achievements in 2025

(1)	Developed the world’s first 45WUHD 165Hz Gaming OLED product

•

Optimized display based on intended use through applying DFR (Dynamic Frequency & Resolution) technology, which enables the implementation of high resolution (WUHD 165Hz) and high refresh rate (WFHD 330Hz) on a single display panel

•	Enhanced gaming immersion through the application of an 800R Curved display

(2)	Developed the world’s first medium-sized OLED notebook panel product based on low-temperature polycrystalline oxide (“LTPO”) and Tandem technology (14”)

•	Developed Tandem OLED product with low power consumption and variable refresh rate based on LTPO technology

•	Developed a medium-sized OLED display product with low power consumption to lead the high-end notebook computers market

10.	Intellectual Property

As of March 31, 2025, our cumulative patent portfolio (including patents that have already expired) included 30,351 patents in Korea and 37,135 patents in other countries. In 2025, we registered 468 patents in Korea and 545 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

16

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)

Environmental pollutant emission regulations: Integrated Control of Pollutant-discharging Facilities Act, Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 and energy management system ISO 50001 certifications for all of our domestic and overseas production sites. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2022. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors from 2016 to 2023 in recognition of our continued greenhouse gas emission reduction activities.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, all of our domestic production facilities earned Gold ZWTL validation, our overseas subsidiary in Nanjing earned Platinum validation in 2022, and our Paju plant earned Platinum validation in June 2024. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. In 2023, we have obtained quality certification for certain of our recycled items recognized as circular resources, and we plan to continue to promote the resource circulation of our products. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

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We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.	Product environment management

In order to respond to applicable domestic and overseas environmental regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) that restrict the use of certain hazardous substances, we operate a hazardous substance management program that implements a four-step procedure (each such step, a “Gate”) that manages various stages of our production cycle, beginning with the registration process of our business partners up to the mass production stage. In addition, in order to preemptively address four types of phthalate substances that became additionally regulated pursuant to the RoHS in 2016 and officially went into effect on July 22, 2019, we replaced the latent risk elements in advance as well as implemented a more stable management process with respect to such substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement, quality assurance and analysis teams.

- Gate 01 (Business Partner Stage): An audit is conducted prior to the registration of a new business partner (including the inspection of the business partner’s hazardous substance response process)

- Gate 02 (Parts Development Stage): An environmental evaluation of each part under development is conducted (consisting of three stages: (1) document review; (2) XRF test and (3) precision analysis)

- Gate 03 (Product Development Stage): An environmental evaluation of the product model and product labeling are conducted (including RoHS verification)

- Gate 04 (Mass Production Stage): Process management through the periodic testing of mass-produced parts for any hazardous substances (including rate-based tests based on risk assessment)

We operate a “Hazardous Substance Management System for Products” that effectively manages hazardous substances by classifying them into four levels: A-I, A-II, B-I, and B-II. In particular, in addition to substances prohibited by global hazardous substance regulations on products, we have designated substances causing harm to the human body and the environment as Level B substances. By developing alternative technologies and parts and applying them to our products, we continually strive to achieve a gradual reduction and elimination of non-prohibited hazardous substances.

- Level A-I (Prohibited Substances): Prohibited substances designated under the RoHS regulations (i.e., 10 regulated substances) and those designated by specific customers

- Level A-II (Prohibited Substances): Substances prohibited by regulations and conventions other than those covered under Level A-1 and those designated as such by customers

- Level B-I (Substances Subject to Voluntary Reduction): Substances that are being voluntarily replaced over a certain period of time

- Level B-II (Substances Under Observation): Substances that are not currently banned, but are expected to become prohibited in the future

Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

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In 2017, we became the first display panel company to receive the SGS Eco Label accreditation for OLED television display modules from SGS, a global product testing/accreditation agency, and have since continually received such accreditation. In 2024, such accreditation has been updated to “SGS EEPS accreditation.” In 2022, we expanded our accreditation program to cover display modules for monitors, notebook computers, tablets and automobiles, as a result of which our display modules for monitors and notebook computers received SGS Eco Label accreditation for the first time and our automotive display module became the first in the industry to receive the same accreditation for its excellence in energy efficiency, and we have since maintained the SGS Eco Label for such products. In 2023, our high-end LCD panels for 16-inch notebooks and 27-inch monitors, in which we incorporated recycled materials for the first time, received the SGS Eco Label accreditation. In addition, our 30-inch and 55-inch transparent display products, for which we applied hazardous substance reduction technology, became the first in the industry to receive the SGS Eco Label accreditation. Moreover, in 2022, our 27-inch monitor display product that applied anti-bacterial films received the SGS Performance Mark accreditation for its anti-bacterial performance, and in 2023, our commercial display module that applied Plus-Bright energy consumption reduction technology obtained the SGS Performance Mark accreditation for its energy efficiency performance. Our high-end LCD panels for 16-inch notebooks and 27-inch monitors also received the same accreditation for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance.

Also in 2022, upon assessment and verification of GHG emissions throughout its entire product life cycle, our OLED TV panel received the industry’s first Carbon Footprint Certification from The Carbon Trust, a not-for-profit company founded by the United Kingdom government that provides voluntary carbon certification services and carbon labeling schemes. In 2023, our high-end IT LCD panels (27-inch and smaller) received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, by achieving carbon emission reduction through the application of recycled materials and low energy consumption technologies. Our OLED panels for automotive products also received the same certification for achieving carbon emission through the application of light-control film integration technology. In 2024, our 14-inch high-end LCD panel product for notebook computers received the Product Carbon Footprint Reduction (PCR) certification from TÜV Rheinland through the application of bio-plastic, recycled materials and ultra-precision micro-processing technology. Additionally, upon verification by Underwriters Laboratories (UL), a global inspection and certification agency, such display panel also received the Environmental Claim Validation (ECV) certification.

In 2021, we received the “Green Technology Certification” for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. Also, since 2021, we have continued to obtain an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our display panels for OLED televisions, OLED tablets, and PO mobile models and smartwatches.

In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2017, for the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

C.	Safety standards

Our products comply with the IEC 62638-1 global product safety standards, and we obtain CB and UL certifications on applicable products.

In order to promote the enhancement of safety for automobile manufacturers and consumers, we became the first display panel company in June 2016 to introduce a flame-resistant certification program for our display panels, which program includes flame resistance standards for automotive materials (including ISO 3795, DIN 75200 and FMVSS 302 standards) as well as for safety standards for information technology devices, which has been certified by TUV SUD. In 2022, we expanded the number of applicable flame resistance standards for such program from three to nine.

Furthermore, in 2021, we established infrastructure for flammability tests required under the United States Federal Aviation Administration’s FAR 25.853 standards and impact tests under RTCA DO-313 standards, and the reliability of these test results have been certified by TUV SUD.

19

D.	Green management

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

E.	Status of sanctions

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

(Unit: In millions of Won)

Description	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Current assets	10,225,245	10,123,037	9,503,186
Quick assets	7,269,153	7,451,795	6,975,458
Inventories	2,956,092	2,671,242	2,527,728
Non-current assets	21,762,563	22,736,529	26,256,112
Investments in equity accounted investees	33,575	33,177	84,329
Property, plant and equipment, net	16,374,848	17,202,873	20,200,332
Intangible assets	1,518,345	1,558,407	1,773,955
Other non-current assets	3,835,795	3,942,072	4,197,496
Total assets	31,987,808	32,859,566	35,759,298
Current liabilities	15,898,949	15,859,084	13,885,028
Non-current liabilities	8,254,812	8,927,675	13,103,726
Total liabilities	24,153,761	24,786,759	26,988,754
Share capital	2,500,000	2,500,000	1,789,079
Share premium	2,773,587	2,773,587	2,251,113
Retained earnings	(281,111)	(18,512)	2,676,014
Other equity	1,027,114	995,823	515,976
Accumulated other comprehensive income held for sale	254,768	291,363	—
Non-controlling interest	1,559,689	1,530,546	1,538,362
Total equity	7,834,047	8,072,807	8,770,544

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the three months ended March 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue	6,065,298	26,615,347	21,330,819
Operating profit (loss)	33,464	(560,596)	(2,510,164)
Profit (loss) from continuing operations	(237,032)	(2,409,300)	(2,576,729)
Profit (loss) for the period	(237,032)	(2,409,300)	(2,576,729)
Profit (loss) attributable to:
Owners of the company	(262,725)	(2,562,606)	(2,733,742)
Non-controlling interest	25,693	153,306	157,013
Basic earnings (loss) per share(1)	(525)	(5,438)	(7,177)
Diluted earnings (loss) per share(1)	(525)	(5,438)	(7, 177)
Number of consolidated entities(2)	22	22	22

(1)

The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the year ended December 31, 2023 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

(2)	The number of consolidated entities is based on the consolidated entities (including the parent company) as of the end of the reporting period.

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B.	Financial highlights (Based on separate K-IFRS).

(Unit: In millions of Won)

Description	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Current assets	7,727,486	8,647,395	5,590,482
Quick assets	5,722,320	6,860,717	3,809,523
Inventories	2,005,166	1,786,678	1,780,959
Non-current assets	20,619,956	21,151,656	24,141,930
Investments	3,975,002	3,939,474	4,932,063
Property, plant and equipment, net	11,483,422	11,913,336	13,584,247
Intangible assets	1,453,543	1,485,789	1,683,029
Other non-current assets	3,707,989	3,813,057	3,942,591
Total assets	28,347,442	29,799,051	29,732,412
Current liabilities	20,295,613	20,865,495	16,422,259
Non-current liabilities	4,620,498	5,137,758	7,628,598
Total liabilities	24,916,111	26,003,253	24,050,857
Share capital	2,500,000	2,500,000	1,789,079
Share premium	2,821,006	2,821,006	2,251,113
Retained earnings	(1,889,675)	(1,525,208)	1,641,363
Other equity	0	0	0
Total equity	3,431,331	3,795,798	5,681,555

(Unit: In millions of Won, except for per share data)

Description	For the three months ended March 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue	5,620,066	25,178,688	19,811,015
Operating profit (loss)	(288,957)	(1,800,625)	(3,884,121)
Profit (loss) from continuing operations	(364,593)	(3,034,736)	(1,718,701)
Profit (loss) for the period	(364,593)	(3,034,736)	(1,718,701)
Basic earnings (loss) per share(1)	(729)	(6,440)	(4,512)
Diluted earnings (loss) per share(1)	(729)	(6,440)	(4,512)

(1)

The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the year ended December 31, 2023 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

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C.	Consolidated subsidiaries (as of March 31, 2025)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.(1)	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
LG Display (China) Co., Ltd.(1)	Manufacturing and sales	China	80%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing and sales	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC(2)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)

On September 26, 2024, we entered into a contract to sell our 80% equity interest in LG Display (China) Co., Ltd. and 100% equity interest in LG Display Guangzhou Co., Ltd. As a result, the assets and liabilities related to LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. have been reclassified as assets and liabilities held for sale.

(2)	During the reporting period, we invested an additional ~~W~~1,098 million in LG Display Fund I LLC.

D.	Status of equity investments in associates (as of March 31, 2025)

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	29,659	January 2005	40%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH		—	March 2003	10%
Material Science Co., Ltd.	~~W~~	3,916	January 2014	14%

Although our respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the three months ended March 31, 2025 and 2024, the aggregate amount of dividends we received from our affiliated companies was ~~W~~1,664 million and ~~W~~200 million, respectively.

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13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2025 Q1	2024	2023
Auditor	Samil PwC	Samil PwC	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,898 (602)(2)	1,800 (650)(2)	1,640 (590)(2)
Time required(3)	1,774	23,088	22,107

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Figures are based on actual performance as of the date of this report.

B.	Non-audit service

Period	Date of contract	Description of service	Period of service	Compensation
2025 Q1	—	—	—	—
2024	February 2024	Tax advice	March 2024 ~ December 2024	~~W~~50 million
	September 2024	Tax advice	September 2024 ~ March 2025	~~W4~~0 million
2023	—	—	—	—

*	Based on direct contracts on a separate basis.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This information is omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules, and we plan to include such information in our annual report.

15.	Board of Directors

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2025): 1,000,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2025): 500,000,000 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of March 31, 2025:

Name	Relationship	Number of shares of common stock(1)		Equity interest
LG Electronics	Largest shareholder	183,593,206		36.72%
Cheoldong Jeong	Executive of an affiliated company(2)	12,460	(3)	0.00%

(1)	The number of shares is based on the information available as of the date of this report.
(2)	Executives of affiliated companies are identified based on those who serve as our directors.
(3)	Cheoldong Jeong, our Representative Director, acquired our shares through open market purchases on the Korea Exchange.

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(2)	Shareholders who are known to us that own 5% or more of our shares as of March 31, 2025, which was the most recent record date:

Beneficial owner	Number of shares of common stock(1)	Equity interest
LG Electronics	183,593,206	36.72%
National Pension Service	25,941,904	5.19%
Employee Stock Ownership Association	25,900,063	5.18%

(1)	The number of shares of common stock is based on the most recent shareholder register as of March 31, 2025, and may differ from the actual shareholding status.

17.	Directors and Employees

A.	Directors

(1)	List of Members of Board of Directors

Name	Position	Shares of the Company held	First appointed	Term expires
Cheoldong Jeong	Representative Director (non-outside), Chief Executive Officer and President	—	December 1, 2023	March 22, 2027
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Vice President	—	December 1, 2018	March 20, 2028
Sangwoo Lee	Non-standing Director and Member of Outside Director Nomination Committee	—	March 20, 2025	March 20, 2028
Doocheol Moon	Outside Director and Member of Audit Committee, Outside Director Nomination Committee and ESG Committee	—	March 23, 2021	March 22, 2027
Chung Hae Kang	Outside Director and Member of Audit Committee, Related Party Transaction Committee and ESG Committee	—	March 23, 2022	March 20, 2028
Jungsuk Oh	Outside Director and Member of Audit Committee, Outside Director Nomination Committee, Related Party Transaction Committee and ESG Committee	—	April 26, 2022	March 21, 2026
Sang Hee Park	Outside Director and Member of Audit Committee, Related Party Transaction Committee and ESG Committee	—	March 21, 2023	March 21, 2026

24

(2)	Compensation of Directors

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

B.	Employees

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

18.	Other Matters

A.	Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined. The trial for the case in the United Kingdom has been completed and the court’s decision in currently pending, while no trial has been scheduled for the case in Israel. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B. Status of collateral pledged to related party

On March 27, 2023, the Board of Directors resolved to borrow ~~W~~1 trillion from our largest shareholder, LG Electronics, in order to strengthen the competitiveness of our OLED business as well as for working capital purposes, and withdrew ~~W~~650 billion of the principal amount of such borrowing on March 30, 2023 and the remaining ~~W~~350 billion on April 20, 2023. The repayment terms provide for a two-year grace period followed by a one-year repayment period in installments with an interest rate of 6.06%. In addition, we pledged certain of our land and buildings equivalent to the sum of the principal and interest amount as collateral for such borrowing.

C. Material events subsequent to the reporting period

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

25

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2025 and 2024

(With Report on Review of Condensed Consolidated Interim Financial Statements)

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2025, and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025 and 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

1

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those consolidated financial statements in our audit report dated March 4, 2025. The consolidated statement of financial position as at December 31, 2024, presented herein for comparative purposes, is consistent, in all material respects, with the above audited consolidated statement of financial position as at December 31, 2024.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

May 13, 2025

Seoul, Korea

This report is effective as of May 13, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In millions of won)	Note	March 31, 2025 (unaudited)		December 31, 2024
Assets
Cash and cash equivalents	4, 24	~~W~~	981,376	2,021,640
Deposits in banks	4, 24		900	600
Trade accounts and notes receivable, net	5, 15, 24, 26		3,407,328	3,624,477
Other accounts receivable, net	5, 24		195,425	250,029
Other current financial assets	6, 24		272,727	328,621
Inventories	7		2,956,092	2,671,242
Prepaid income tax			16,104	12,774
Assets held for sale	27		2,137,016	983,317
Other current assets			258,277	230,337

Total current assets			10,225,245	10,123,037
Deposits in banks	4, 24		11	11
Investments in equity accounted investees	8		33,575	33,177
Other non-current financial assets	6, 24		201,530	232,652
Property, plant and equipment, net	9, 18		16,374,848	17,202,873
Intangible assets, net	10, 18		1,518,345	1,558,407
Investment Property	11, 18		26,649	27,911
Deferred tax assets			3,474,389	3,504,177
Defined benefits assets, net	13		106,308	160,752
Other non-current assets			26,908	16,569

Total non-current assets			21,762,563	22,736,529

Total assets		~~W~~	31,987,808	32,859,566

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	4,253,800	4,156,149
Current financial liabilities	12, 24, 25, 26		7,020,657	6,527,450
Other accounts payable	24		1,522,947	1,720,670
Accrued expenses			535,534	634,473
Income tax payable			18,037	65,366
Provisions	14		94,826	105,251
Advances received	15		919,347	904,628
Liabilities held for sale	27		1,480,635	1,656,841
Other current liabilities			53,166	88,256

Total current liabilities			15,898,949	15,859,084
Non-current financial liabilities	12, 24, 25		7,647,613	8,091,407
Non-current provisions	14		56,639	60,908
Defined benefit liabilities, net	13		1,151	1,093
Long-term advances received	15		—	220,500
Other non-current liabilities	24, 26		549,409	553,767

Total non-current liabilities			8,254,812	8,927,675

Total liabilities			24,153,761	24,786,759

Equity
Share capital	16		2,500,000	2,500,000
Share premium	16		2,773,587	2,773,587
Accumulated deficit			(281,111)	(18,512)
Reserves	16		1,027,114	995,823
Accumulated other comprehensive income held for sale	27		254,768	291,363

Equity attributable to owners of the Parent			6,274,358	6,542,261

Non-controlling interests			1,559,689	1,530,546

Total equity			7,834,047	8,072,807

Total liabilities and equity		~~W~~	31,987,808	32,859,566

See accompanying notes to the condensed consolidated interim financial statements.

3

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Loss

For the three-month periods ended March 31, 2025 and 2024

(In millions of won, except loss per share amounts)	Note	2025 (unaudited)		2024 (unaudited)
Revenue	17, 18, 26	~~W~~	6,065,298	5,252,975
Cost of sales	7, 19, 26		(5,322,494)	(5,035,087)

Gross profit (loss)			742,804	217,888
Selling expenses	19, 20		(117,323)	(124,621)
Administrative expenses	19, 20		(240,956)	(222,952)
Research and development expenses	19		(351,061)	(339,747)

Operating profit (loss)			33,464	(469,432)

Finance income	22		180,313	202,202
Finance costs	22		(336,967)	(407,708)
Other non-operating income	21		317,304	431,888
Other non-operating expenses	21		(342,742)	(748,145)
Equity in income of equity accounted investees, net			133	1,847

Loss before income tax			(148,495)	(989,348)
Income tax benefit (expense)			(88,537)	228,072

Loss for the period			(237,032)	(761,276)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities			126	(2,789)
Other comprehensive income (loss) from associates	8		—	(94)

			126	(2,883)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16		(3,661)	253,528
Other comprehensive loss from associates	8, 16		1,807	(304)

			(1,854)	253,224

Other comprehensive income (loss) for the period, net of income tax			(1,728)	250,341

Total comprehensive loss for the period		~~W~~	(238,760)	(510,935)

Profit (loss) attributable to:
Owners of the Parent			(262,725)	(783,157)
Non-controlling interests			25,693	21,881

Loss for the period		~~W~~	(237,032)	(761,276)

Total comprehensive income (loss) attributable to:
Owners of the Parent			(267,903)	(574,737)
Non-controlling interests			29,143	63,802

Total comprehensive loss for the period		~~W~~	(238,760)	(510,935)

Loss per share (in won)
Basic loss per share	23	~~W~~	(525)	(2,037)

Diluted loss per share	23	~~W~~	(525)	(2,037)

See accompanying notes to the condensed consolidated interim financial statements.

4

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2025 and 2024

	Attributable to owners of the Parent Company
(In millions of won)	Share capital		Share premium	Retained earnings (Accumulated deficit)	Reserves	Other comprehensive income classified as held for sales	Sub-total	Non- controlling interests	Total equity
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	2,676,014	515,976	—	7,232,182	1,538,362	8,770,544

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(783,157)	—	—	(783,157)	21,881	(761,276)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		—	—	(2,789)	—	—	(2,789)	—	(2,789)
Foreign currency translation differences		—	—	—	211,607	—	211,607	41,921	253,528
Other comprehensive income (loss) from associates		—	—	(94)	(304)	—	(398)	—	(398)

Total other comprehensive income (loss)		—	—	(2,883)	211,303	—	208,420	41,921	250,341

Total comprehensive income (loss) for the period	~~W~~	—	—	(786,040)	211,303	—	(574,737)	63,802	(510,935)

Transaction with owners, recognized directly in equity
Capital Increase (Note 16)		710,921	569,893	—	—	—	1,280,814	—	1,280,814

Balances at March 31, 2024 (unaudited)	~~W~~	2,500,000	2,821,006	1,889,974	727,279	—	7,938,259	1,602,164	9,540,423

Balances at January 1, 2025	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(262,725)	—	—	(262,725)	25,693	(237,032)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		—	—	126	—	—	126	—	126
Foreign currency translation differences		—	—	—	29,484	(36,595)	(7,111)	3,450	(3,661)
Other comprehensive income (loss) from associates		—	—	—	1,807	—	1,807	—	1,807

Total other comprehensive income (loss)		—	—	126	31,291	(36,595)	(5,178)	3,450	(1,728)

Total comprehensive income (loss) for the period	~~W~~	—	—	(262,599)	31,291	(36,595)	(267,903)	29,143	(238,760)

Balances at March 31, 2025 (unaudited)	~~W~~	2,500,000	2,773,587	(281,111)	1,027,114	254,768	6,274,358	1,559,689	7,834,047

See accompanying notes to the condensed consolidated interim financial statements.

5

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2025 and 2024

(In millions of won)	Note	2025 (unaudited)		2024 (unaudited)
Cash flows from (used in) operating activities:
Cash generated from (used in) operations	25		858,932	(152,190)
Income taxes paid			(74,315)	(42,366)
Interests received			23,372	23,963
Interests paid			(203,437)	(242,611)

Cash flows from (used in) operating activities		~~W~~	604,552	(413,204)

Cash flows from (used in) investing activities:
Dividends received		~~W~~	1,664	—
Increase in deposits in banks			(900)	(500)
Proceeds from withdrawal of deposits in banks			600	269,949
Acquisition of financial assets at fair value through profit or loss			(727)	(331)
Proceeds from disposal of financial asset at fair value through profit or loss			34	66
Acquisition of property, plant and equipment			(368,439)	(891,608)
Proceeds from disposal of property, plant and equipment			65,400	26,684
Acquisition of intangible assets			(190,231)	(199,372)
Proceeds from disposal of intangible assets			—	34
Government grants received			1,008	2,227
Proceeds from settlement of derivatives			65,509	85,172
Decrease in short-term loans			5,929	4,497
Increase in deposits			(2,045)	(1,336)
Decrease in deposits			2,572	527

Cash flows used in investing activities:			(419,626)	(703,991)

Cash flows from (used in) financing activities:	25
Proceeds from short-term borrowings			1,367,077	1,654,638
Repayments of short-term borrowings			(1,033,848)	(1,820,607)
Repayments of current portion of bonds			(612,000)	(80,000)
Proceeds from long-term borrowings			1,162,817	1,325,404
Repayments of current portion of long-term borrowings			(859,896)	(953,679)
Payment of lease liabilities			(16,081)	(18,090)
Capital Increase			—	1,292,455
Transaction cost from capital increase			—	(11,641)
Subsidiaries’ dividends distributed to non-controlling interests			(6,390)	(7,302)

Cash flows from financing activities			1,679	1,381,178

Net increase in cash and cash equivalents			186,605	263,983
Cash and cash equivalents at January 1			2,021,640	2,257,522
Effect of exchange rate fluctuations on cash held			5,211	50,224
Changes in cash and cash equivalents included in assets held for sale			(1,232,080)	—

Cash and cash equivalents at March 31		~~W~~	981,376	2,571,729

See accompanying notes to the condensed consolidated interim financial statements.

6

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

1.	Reporting Entity

(a)	Description of the Parent Company

LG Display Co., Ltd. (the “Parent Company”) was incorporated in February 1985 and the Parent Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of March 31, 2025, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2025, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of March 31, 2025, 500,000,000 shares of the Parent Company’s common stock is listed on Korea Exchange under the identifying code 034220, and 21,673,000 American Depository Shares (“ADSs”, 2 ADSs represent one share of common stock) is listed on the New York Stock Exchange under the symbol “LPL”.

7

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2025

(In millions)
Subsidiaries	Location	Percentage of ownership(%)	Closing month	Date of incorporation	Business
LG Display America, Inc.	San Jose, U.S.A.	100	December	September 24, 1999	Sales of display products
LG Display Germany GmbH	Eschborn, Germany	100	December	October 15, 1999	Sales of display products
LG Display Japan Co., Ltd.	Tokyo, Japan	100	December	October 12, 1999	Sales of display products
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100	December	April 12, 1999	Sales of display products
LG Display Nanjing Co., Ltd.	Nanjing, China	100	December	July 15, 2002	Production of display products
LG Display Shanghai Co., Ltd.	Shanghai, China	100	December	January 16, 2003	Sales of display products
LG Display Guangzhou Co., Ltd. (*1)	Guangzhou, China	100	December	June 30, 2006	Production of display products
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100	December	July 27, 2007	Sales of display products
LG Display Singapore Pte. Ltd.	Singapore	100	December	November 4, 2008	Sales of display products
L&T Display Technology (Fujian) Limited	Fujian, China	51	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets
LG Display Yantai Co., Ltd.	Yantai, China	100	December	March 17, 2010	Production of display products
Nanumnuri Co., Ltd.	Gumi, South Korea	100	December	March 21, 2012	Business facility maintenance
LG Display (China) Co., Ltd. (*1)	Guangzhou, China	80	December	December 10, 2012	Production and sales of display products
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100	December	March 12, 2014	Intellectual property management
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100	December	April 28, 2015	Sales of display products
Global OLED Technology, LLC	Sterling, U.S.A.	100	December	December 18, 2009	OLED intellectual property management
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100	December	May 5, 2016	Production and sales of display products
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100	December	July 1, 2016	Production and sales of LCD module and LCD monitor sets
LG DISPLAY FUND I LLC (*2)	Wilmington, U.S.A.	100	December	May 1, 2018	Investment in venture business and technologies
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70	December	July 11, 2018	Production and sales of display products

(*1)

In 2024, a contract was signed to sell an 80% stake in LG Display (China) Co., Ltd. and a 100% stake in LG Display Guangzhou Co., Ltd. Consequently, the assets and liabilities related to LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. have been classified as assets and liabilities held for sale.

(*2)

For the three-month period ended March 31, 2025, the Parent Company contributed ~~W~~1,098 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Parent Company has invested ~~W~~123,400 million in MMT (Money Market Trust).

8

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

2.	Basis of Preparation

(a)	Application of accounting standards

The Group’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (Korean IFRS) 1034, Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2024.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency

(d)	Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

(e)	Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following new or amended accounting standards for the annual periods commencing January 1, 2025.

9

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

2.	Basis of Preparation, Continued

(e)	Accounting standards and Interpretation issued and adopted by the Group, Continued

(i)	Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

The amendment requires entities to assess the exchangeability of currencies and estimate spot exchange rates when exchange into another currency is not possible, while also disclosing related information. The amendment does not have a significant impact on the financial statements.

(f)	Accounting standards and Interpretation issued but not yet adopted by the Group

The Accounting standards and Interpretation issued that have been enacted or amended but have not been applied because the effective date has not arrived are as follows:

(i)	Amendments to Korean IFRS 1109 Financial Instrument, Korean IFRS 1107 Financial Instruments: Disclosures

In response to practical concerns and emerging requirements, Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been revised. The amendments should be applied for annual periods beginning on or after January 1, 2026, and early application is permitted. The key amendments are as follows. The group is currently reviewing the impact of these amendments on it’s financial statements.

-	Permit financial liabilities to be considered settled prior to the payment date through an electronic payment system, provided that certain criteria are met.

-	Provide additional guidance and clarify amendments regarding the assessment of whether financial instruments consist solely of principal and interest payments.

-	Disclosure of the impact and degree of exposure to contract terms that modifying the timing or amount of contractual cash flows, by type of financial instrument.

-	Additional disclosures for FVOCI-designated equity investments

(ii)	Korean IFRS Annual Improvements, Volume 11

The amendments should be applied for annual periods beginning on or after January 1, 2026, and early application is permitted. The group expects that the amendments will not have a significant impact on the financial statements.

-	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards :

Application of Hedge Accounting upon First-time Adoption of K-IFRS

-	Korean IFRS 1107 Financial Instruments: Disclosure :

Elimination Gains/Losses and Practical Implementation Guideline

-	Korean IFRS 1109 Financial Instruments :

Accounting Treatment for Removal of Lease Liabilities and the Definition of Transaction Price

-	Korean IFRS 1110 Consolidated Financial Statements : Detemination of De Facto Agents

-	Korean IFRS 1007 Cash Flows : Application of Cost Method

(g)	Income Tax Expense

The Group is within the scope of the Pillar Two model rules, and applied the exception to recognizing and disclosing information about deferred tax.

10

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

3.	Accounting Policies

The accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2024, except for the application of Korean IFRS 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Current assets
Cash and cash equivalents
Deposits (*1)	~~W~~	981,376	2,021,640
Deposits in banks
Time deposits	~~W~~	900	600
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

(*1)	As of March 31, 2025, ~~W~~1,390,495 million of deposits has been classified as assets held for sale.

5.	Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a) Details of trade accounts and notes receivable and other accounts receivable as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Trade accounts and notes receivable	~~W~~	3,407,328	3,624,477

Other accounts receivable
Non-trade receivables, net	~~W~~	154,175	227,477
Accrued income, net		41,250	22,552

Subtotal		195,425	250,029

Total		3,602,753	3,874,506

11

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

5.	Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

(b) The aging of trade accounts and notes receivable and other accounts receivable as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025
	Original amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,401,281	170,881	(871)	(556)
1-15 days past due		6,118	8,494	—	—
16-30 days past due		462	133	—	—
31-60 days past due		338	4,298	—	(9)
More than 60 days past due		—	12,206	—	(22)

Total	~~W~~	3,408,199	196,012	(871)	(587)

(In millions of won)	December 31, 2024
	Original amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,609,870	207,928	(1,369)	(464)
1-15 days past due		15,951	37,722	(14)	(2)
16-30 days past due		4	1,915	—	(1)
31-60 days past due		35	350	—	(3)
More than 60 days past due		—	2,592	—	(8)

Total	~~W~~	3,625,860	250,507	(1,383)	(478)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Beginning balance	~~W~~	1,383	478	933	207
(Reversal of) bad debt expense		(512)	109	47	5

Ending balance	~~W~~	871	587	980	212

12

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

6.	Other Financial Assets

Other financial assets as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	139,129	186,676

Fair value hedging derivatives
Derivatives (*2)	~~W~~	94,009	99,116

Financial assets at amortized cost
Deposits	~~W~~	9,335	10,429
Short-term loans		23,893	26,098

Subtotal	~~W~~	33,228	36,527

Other financial assets
Lease receivables	~~W~~	6,361	6,302

Total	~~W~~	272,727	328,621

Non-current assets
Financial assets at fair value through profit or loss
Equity securities	~~W~~	121,074	120,501
Convertible securities		1,467	1,470
Derivatives (*1)		65,253	69,575

Subtotal	~~W~~	187,794	191,546

Fair value hedging derivatives
Derivatives (*2)	~~W~~	—	19,982

Financial assets at amortized cost
Deposits	~~W~~	6,164	6,318
Long-term loans		5,412	11,045

Subtotal	~~W~~	11,576	17,363

Other financial assets
Lease receivables	~~W~~	2,160	3,761

Total	~~W~~	201,530	232,652

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

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LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

7.	Inventories

Details of Inventories as of March 31, 2025 and December 31, 2024 are as follows:

(i) As of March 31, 2025

(In millions of won)
	Cost		Valuation allowance	Carrying amount
Finished goods	~~W~~	1,121,292	(46,171)	1,075,121
Work-in-process		1,295,444	(68,423)	1,227,021
Raw materials		495,790	(15,375)	480,415
Supplies		196,755	(23,220)	173,535

Total	~~W~~	3,109,281	(153,189)	2,956,092

(ii) As of December 31, 2024

(In millions of won)
	Cost		Valuation allowance	Carrying amount
Finished goods	~~W~~	995,999	(51,305)	944,694
Work-in-process		1,184,516	(82,655)	1,101,861
Raw materials		477,929	(17,648)	460,281
Supplies		184,869	(20,463)	164,406

Total	~~W~~	2,843,313	(172,071)	2,671,242

For the three-month periods ended March 31, 2025 and 2024, the amount of inventories recognized as expenses and (reversal of) loss on valuation of inventory allowance are as follows:

(In millions of won)	2025		2024
Cost of sales	~~W~~	5,322,494	5,035,087
Inventories recognized as expense		5,345,086	5,018,622
(Reversal of) loss on valuation of inventories		(22,592)	16,465

14

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

8.	Investments in equity accounted investees

Details of investment in associates as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
Associates	Location	Closing	Date of incorporation	Business	March 31, 2025			December 31, 2024
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December	January 2005	Production of glass for display	40%	~~W~~	29,659	40%	~~W~~	29,479
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March	June 2008	Development and production of tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December	March 2003	Development organic light emitting materials for displays and lighting devices	10%		—	10%		—
Material Science Co., Ltd.	Seoul, South Korea	December	January 2014	Development, production, and sales of materials for display	14%		3,916	14%		3,698

Total						~~W~~	33,575		~~W~~	33,177

Although the Parent Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Parent Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from associates for the three-month periods ended March 31, 2025 and 2024 amounted to ~~W~~1,664 million and ~~W~~200 million, respectively.

15

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Book value as of January 1	~~W~~	17,202,873	20,200,332
Additions		247,118	473,408
Depreciation		(1,006,788)	(1,116,452)
Disposals		(78,712)	(44,171)
Impairment loss (*)		(2,263)	(69,618)
Effect of movements in exchange rates and others		13,628	234,850
Government grants received		(1,008)	(2,227)

Book value as of March 31	~~W~~	16,374,848	19,676,122

(*)	If there are indications of impairment, impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(b)

For the three-month periods ended March 31, 2025 and 2024, capitalized borrowing costs amounted to ~~W~~3,090 million (For the three-month period ended March 31, 2024: ~~W~~28,363 million), and capitalization rate is 5.00% (For the three-month period ended March 31, 2024: 5.70%).

10.	Intangible Assets

Changes in intangible assets for the three-months ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Book value as of January 1	~~W~~	1,558,407	1,773,955
Additions - external purchases		32,569	30,715
Additions - internally generated		131,851	142,805
Amortization		(203,154)	(182,905)
Disposals		—	(4,160)
Impairment loss (*)		(453)	(49,996)
Others		68	—
Effect of movements in exchange rates		(943)	9,632

Book value as of March 31	~~W~~	1,518,345	1,720,046

(*)	If there are indications of impairment, impairment losses are recognized for the difference between the carrying amount and the recoverable amount of intangible Assets.

16

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

11.	Investment Property

(a)	Changes in investment properties for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
At January 1	~~W~~	27,911	32,995
Depreciation		(1,272)	(1,272)
Others		10	—

At March 31	~~W~~	26,649	31,723

(b)

For the three-month period ended March 31, 2025, rental income from investment property is ~~W~~2,535 million (For the three-month period ended March 31, 2024: ~~W~~1,783 million) and rental cost is ~~W~~1,345 million (For the three-month period ended March 31, 2024: ~~W~~1,351 million).

12.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Current
Short-term borrowings	~~W~~	1,303,220	969,595
Current portion of long-term borrowings		5,615,602	4,907,390
Current portion of bonds		44,960	611,882
Derivatives (*)		5,999	3,762
Lease liabilities		50,876	34,821

Total	~~W~~	7,020,657	6,527,450

Non-current
Long-term borrowings	~~W~~	7,132,470	7,535,290
Bonds		480,814	525,957
Derivatives (*)		6,905	7,006
Lease liabilities		27,424	23,154

Total	~~W~~	7,647,613	8,091,407

(*)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(b)	Details of short-term borrowings as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of March 31, 2025 (%)	March 31, 2025	December 31, 2024
Standard Chartered Bank Korea Limited and others	Working capital and others	2.25 ~ 6.15	~~W~~1,303,220	969,595

17

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

12.	Financial Liabilities, Continued

(c)	Details of Won denominated long-term borrowings as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
Lender	Description	Maturity	Annual interest rate as of March 31, 2025 (%)	March 31, 2025		December 31, 2024
LG Electronics Inc.	Operating capital	March 2026	6.06	~~W~~	1,000,000	1,000,000
Korea Development Bank and others	Facility capital and others	April 2025 ~ March 2030	2.41 ~ 5.65		3,933,910	3,668,538
Less : current portion of long-term borrowings					(2,403,000)	(1,861,000)

Total				~~W~~	2,530,910	2,807,538

(d)	Details of foreign currency denominated long-term borrowings as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won, USD and CNY)
Lender	Description	Maturity	Annual interest rate as of March 31, 2025 (%)	March 31, 2025		December 31, 2024
KEB Hana Bank and others	Facility capital and others	April 2025 ~ July 2029	2.13 ~ 6.72	~~W~~	7,814,162	7,774,142
Foreign currency equivalent of foreign currency borrowings					USD 2,254	USD 2,528
					CNY 22,355	CNY 20,164
Less : current portion of long-term borrowings					(3,212,602)	(3,046,390)

Total				~~W~~	4,601,560	4,727,752

18

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of March 31, 2025 (%)	March 31, 2025		December 31, 2024
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	September 2026 ~ February 2027	2.79~3.66	~~W~~	335,000	655,000
Privately issued bonds	January 2026	7.25		45,000	337,000
Less : discount on bonds				(506)	(705)
Less : current portion				(44,960)	(611,882)

Subtotal			~~W~~	334,534	379,413

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	6.20	~~W~~	146,650	147,000
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less : discount on bonds				(370)	(456)

Less : foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (0)

Subtotal			~~W~~	146,280	146,544

Total			~~W~~	480,814	525,957

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

19

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

13. Post-employment Benefits

(i)	Defined benefit plans

The Parent Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Parent Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	1,428,119	1,444,252
Fair value of plan assets		(1,533,276)	(1,603,911)

Total	~~W~~	(105,157)	(159,659)

Defined benefit liabilities, net	~~W~~	1,151	1,093
Defined benefit assets, net	~~W~~	(106,308)	(160,752)

(b)	Plan assets as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Time deposits in banks	~~W~~	1,533,276	1,603,911

As of March 31, 2025, the Group maintains the plan assets primarily with Shinhan Bank, KEB Hana Bank and others.

(c)	Expenses related to defined benefit plans recognized in profit or loss for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Current service cost	~~W~~	36,924	38,622
Net interest cost		(1,561)	(4,714)

Total(*)	~~W~~	35,363	33,908

(*)	The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~2,605 million (for the three-month period ended March 31, 2024: ~~W~~2,661 million).

(ii)	Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plan for the three-month period ended March 31, 2025 is ~~W~~6,754 million (for the three-month period ended March 31, 2024: ~~W~~4,643 million).

20

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

14.	Provisions

Changes in provisions for the three-month periods ended March 31, 2025 and 2024 are as follows:

(i)	2025

(In millions of won)
	Litigation		Warranties (*)	Others	Total
At January 1, 2025	~~W~~	7,479	152,683	5,997	166,159
Additions (reversal)		58	17,088	(1,049)	16,097
Usage		(5,450)	(25,341)	—	(30,791)

At March 31, 2025	~~W~~	2,087	144,430	4,948	151,465

Current	~~W~~	2,087	87,791	4,948	94,826
Non-current		—	56,639	—	56,639

(*)

The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii)	2024

(In millions of won)
	Litigation		Warranties (*)	Others	Total
At January 1, 2024	~~W~~	1,806	173,795	5,880	181,481
Additions (reversal)		64	8,918	(1,495)	7,487
Usage		—	(36,196)	—	(36,196)

At March 31, 2024	~~W~~	1,870	146,517	4,385	152,772

Current	~~W~~	1,870	90,495	4,385	96,750
Non-current		—	56,022	—	56,022

(*)

The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

21

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

The Group and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. While the Group continues its vigorous defense of the various pending proceedings described above, as of March 31, 2025, the Group cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Parent Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiaries, up to USD 1,000 million (~~W~~ 1,466,500 million). As of March 31, 2025, no discounted accounts receivable is outstanding in connection with these agreements. In relation to the above contract, the financial institutions have the recourse for account receivables that are past due.

The Group has assignment agreements with Standard Chartered Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~4,546,151 million. As of March 31, 2025, the amount of the sold accounts receivable that are not past due in connection with these agreements is ~~W~~1,019,941 million. In relation to the above contract, the financial institutions do not have the recourse for account receivables that are past due.

22

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

15.	Contingent Liabilities and Commitments, Continued

Loan commitment

As of March 31, 2025, the Group has entered into agreements with Hana Bank and other banks for credit lines and opening of letter of credits up to ~~W~~3,886,029 million.

Payment guarantees

The Parent Company obtained payment guarantees amounting of USD 750 million (~~W~~1,099,875 million) from KB Kookmin Bank and other banks for advances received related to the long-term supply agreements.

The Group is provided with the payment guarantees for the borrowings amounting to USD 975 million (~~W~~ 1,429,838 million) by the Export-Import Bank of Korea and others.

The Group has entered into agreements with Seoul Guarantee Insurance Co., Ltd., China Construction Bank Corporation and others to receive guarantees up to KRW 1,921 million, CNY 913 million (~~W~~184,134 million), JPY 900 million (~~W~~8,836 million), VND 76,157 million (~~W~~4,364 million), and USD 0.2 million (~~W~~265 million) for the payment of consumption tax, import value-added tax, customs duties, and electricity charges.

License agreements

As of March 31, 2025, the Group has a trademark license agreement with LG Corp. and pays the usage fee according to the terms of the Agreement.

Long-term Supply Agreement

As of March 31, 2025, in connection with long-term supply agreements with customers, the Parent Company recognized advances received of USD 600 million (~~W~~879,900 million). The advances received will be used to offset against accounts receivable arising from future product sales after a certain period of time from the date of receipt. In relation to this, the Parent Company received payment guarantees of USD 750 million (~~W~~1,099,875 million) from KB Kookmin Bank and other banks. (see note 15(b) payment guarantees).

23

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

15.	Contingent Liabilities and Commitments, Continued

Collateral

The details of collateral provided by the Group are as follows:

(In millions of won, USD and CNY)
Collateral	Carrying amount		Maximum bond amount	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	~~W~~	420,170	1,200,000	LG Electronics Inc.	1,000,000
Property, plant and equipment and others		65,153	326,400	Korea Development Bank and others	68,000
Property, plant and equipment and others (*)		233,130	780,000	Korea Development Bank and others	650,000
Property, plant and equipment and others		753,658	—	China Construction Bank Corporation and others	CNY 6,000

(*)

The carrying amount of collateral asset, amounting to ~~W~~233,130 million, includes collateral asset of ~~W~~65,153 million for collateral borrowings of ~~W~~68,000 million from Korea Development Bank and other banks.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of March 31, 2025 is ~~W~~528,778 million.

24

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The total number of shares to be issued by the Parent Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2024 : 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the equity of the parent company for the three-month period ended March 31, 2025.

The Parent Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the capital stock increased by ~~W~~710,921 million to ~~W~~2,500,000 million in the three-month period ended March 31, 2024.

Capital surplus as of March 31, 2025 and 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Share premium	~~W~~	2,821,006	2,821,006
Other capital surplus		(47,419)	(47,419)

Total	~~W~~	2,773,587	2,773,587

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of overseas subsidiaries and others.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Other comprehensive income (loss) held for sale

The other comprehensive income (loss) held for sale comprises the translation reserve from the disposal groups held for sale.

Reserves as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Foreign currency translation differences	~~W~~	1,054,803	1,025,319
Other comprehensive loss from associates		(27,689)	(29,496)
Other comprehensive income held for sale		254,768	291,363

Total	~~W~~	1,281,882	1,287,186

25

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

17.	Revenue

Details of revenue for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Sales of goods	~~W~~	5,992,956	5,234,936
Royalties		33,545	3,582
Others (*)		38,797	14,457

Total	~~W~~	6,065,298	5,252,975

(*)	Others include rental revenue.

For the three-month period ended March 31, 2025, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting periods is ~~W~~221,302 million (for the three-month period ended March 31, 2024 : ~~W~~3,581 million).

18.	Geographic and Other Information

Details of information of geographical areas and products for the three-month periods ended March 31, 2025 and 2024 are as follows:

(a)	Revenue by geography (Customer based)

(In millions of won)
Region	2025		2024
Domestic	~~W~~	240,179	254,205
Foreign
China		3,933,260	3,563,714
Asia (excluding China)		943,686	608,063
North America		542,431	476,950
Europe		405,742	350,043

Subtotal	~~W~~	5,825,119	4,998,770

Total	~~W~~	6,065,298	5,252,975

“Company A” and “Company B” accounted for more 10% of the group’s revenue for the three-month period ended March 31, 2025, with amounts of ~~W~~3,181,785 million and ~~W~~850,873 million, respectively. (for the three-month period ended March 31, 2024: ~~W~~2,647,814 million and ~~W~~735,119 million, respectively). The Group’s top ten end-brand customers together accounted for 90% of revenue for the three-month period ended March 31, 2025 (for the three-month period ended March 31, 2024: 88%).

26

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

18.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
Region	March 31, 2025				December 31, 2024
	Property, plant and equipment		Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	11,483,396	1,453,694	26,649	11,913,201	1,485,876	27,911
Foreign
China		1,866,388	13,362	—	2,099,653	16,792	—
Vietnam		3,012,977	37,239	—	3,181,152	41,574	—
Others		12,087	14,050	—	8,867	14,165	—

Subtotal	~~W~~	4,891,452	64,651	—	5,289,672	72,531	—

Total	~~W~~	16,374,848	1,518,345	26,649	17,202,873	1,558,407	27,911

(c)	Revenue by product and services

(In millions of won)
	2025		2024
TV	~~W~~	1,345,093	1,124,792
IT		2,107,776	2,127,639
Mobile and others (*)		2,083,122	1,487,058
AUTO		529,307	513,486

Total (*)	~~W~~	6,065,298	5,252,975

(*)	This includes royalties and other revenue.

For the three-month period ended March 31, 2025, the revenue from OLED products comprised 55% (for the three-month period ended March 31, 2024 : 47%) of the total revenue.

27

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

19.	The Nature of Expenses

The classification of expenses by nature for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Changes in inventories	~~W~~	(284,850)	(841,599)
Purchases of raw materials and others		2,915,391	3,126,663
Depreciation and amortization		1,197,852	1,279,177
Outsourcing		295,355	263,732
Labor		900,217	890,511
Supplies and others		229,193	220,564
Utility		336,119	329,867
Fees and commissions		170,690	167,603
Shipping		30,710	35,937
Advertising		13,809	14,287
Warranty		17,088	8,918
Travel		10,637	15,579
Taxes and dues		33,155	36,531
Others		166,468	174,637

Total(*)	~~W~~	6,031,834	5,722,407

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses.

28

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Salaries	~~W~~	132,053	92,665
Expenses related to defined benefit plans		6,484	5,786
Other employee benefits		21,005	21,599
Shipping		20,674	22,763
Fees and commissions		53,704	59,573
Depreciation and amortization		54,956	67,680
Taxes and dues		10,760	17,362
Advertising		13,809	14,287
Warranty		17,088	8,918
Insurance		3,337	3,356
Travel		2,872	4,072
Training		3,333	3,973
Others		18,204	25,539

Total	~~W~~	358,279	347,573

29

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Foreign currency gain	~~W~~	306,286	412,070
Gain on disposal of property, plant and equipment		8,560	5,629
Others		2,458	14,189

Total	~~W~~	317,304	431,888

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Foreign currency loss	~~W~~	311,732	606,078
Loss on disposal of property, plant and equipment		21,727	16,791
Impairment loss on property, plant and equipment		2,263	69,618
Impairment loss on intangible assets		453	49,996
Others		6,567	5,662

Total	~~W~~	342,742	748,145

30

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Finance income
Interest income	~~W~~	22,038	21,307
Foreign currency gain		90,117	35,939
Gain on transaction of derivatives		65,650	85,172
Gain on valuation of derivatives		1,582	59,784
Others		926	—

Total	~~W~~	180,313	202,202

Finance costs
Interest expense	~~W~~	201,022	218,386
Foreign currency loss		75,511	174,150
Loss on sale of trade accounts and notes receivable		2,208	11,862
Loss on valuation of derivatives		55,588	707
Others		2,638	2,603

Total	~~W~~	336,967	407,708

23.	Loss Per Share

(a)	Basic loss per share for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In won and No. of shares)
	2025		2024
Loss for the period	~~W~~	(262,725,430,264)	(783,156,559,263)
Weighted-average number of common shares outstanding		500,000,000	384,377,602

Basic loss per share	~~W~~	(525)	(2,037)

Due to paid-in capital increase for the three-month period ended March 31, 2024, the number of outstanding shares has increased.

(b)	Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks.

31

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risk. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Parent Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, and VND, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD, and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

32

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk for major foreign currencies as of March 31, 2025 and December 31, 2024 is as follows:

(In millions)	Net exposure
	March 31, 2025	December 31, 2024
USD	(357)	(215)
JPY	(13,675)	(13,932)
CNY	(26,720)	(26,923)
VND	(116,472)	(1,485,175)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 780 million(2024: USD 500 million) and CNY 726 million(2024: CNY 726 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 955 million(2024: USD 980 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, USD 600 million(2024: USD 750 million) were entered into to manage currency risk with respect to advances received in foreign currency.

Average exchange rates applied for the three-month periods ended March 31, 2025 and 2024 and the exchange rates as of March 31, 2025 and December 31, 2024 are as follows:

(In won)	Average rate			Reporting date spot rate
	2025		2024	March 31, 2025	December 31, 2024
USD	~~W~~	1,451.20	1,328.23	1,466.50	1,470.00
JPY		9.52	8.96	9.82	9.36
CNY		199.16	184.53	201.68	201.27
VND		0.0571	0.0541	0.0573	0.0577

33

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of March 31, 2025 and December 31, 2024, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2025			December 31, 2024
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(25,914)	(782)	(7,533)	(27,651)
JPY (5 percent weakening)		(5,157)	(5,233)	(5,001)	(5,123)
CNY (5 percent weakening)		(269,443)	(2)	(270,943)	(1)
VND (5 percent weakening)		(257)	(257)	(3,303)	(3,303)

A stronger won against the above currencies as of March 31, 2025 and December 31, 2024 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Fair value hedging derivatives

In relation to advances received that are denominated in foreign currency, the Group uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes.

Hedging instrument	Contractor	Contract amount (In millions)	Contract exchange rate	Maturity date	Change in value (In millions of won)
Forward	Standard Chartered Bank Korea Limited and others	USD 600	1,289.11 ~ 1,310.08	2025.04 ~ 2026.01	1,692

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 955 million (~~W~~1,400,508 million) and interest rate swap contracts amounting to ~~W~~810,000 million in notional amount to manage interest rate risk with respect to variable interest bearing borrowings.

34

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2025 and December 31, 2024 is as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Fixed rate instruments
Financial assets	~~W~~	983,742	2,023,710
Financial liabilities		(3,945,689)	(4,722,962)

Total	~~W~~	(2,961,947)	(2,699,252)

Variable rate instruments
Financial liabilities	~~W~~	(10,631,377)	(9,827,152)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2025 and December 31, 2024, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2025
Variable rate instruments	~~W~~	(81,957)	81,957	(81,957)	81,957
December 31, 2024
Variable rate instruments	~~W~~	(75,758)	75,758	(75,758)	75,758

35

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Financial assets at amortized cost
Cash equivalents	~~W~~	981,376	2,021,640
Deposits in banks		911	611
Trade accounts and notes receivable, net		2,037,344	2,500,608
Non-trade receivables		154,175	227,477
Accrued income		41,250	22,552
Deposits		15,499	16,747
Loans		29,305	37,143

Subtotal		3,259,860	4,826,778

Other financial assets
Lease receivables	~~W~~	8,521	10,063

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,467	1,470
Derivatives		204,382	256,251

Subtotal	~~W~~	205,849	257,721

Financial assets at fair value through other comprehensive profit or loss
Trade accounts and notes receivable, net	~~W~~	1,369,984	1,123,869

Financial assets effective for fair value hedging
Derivatives	~~W~~	94,009	119,098

Total	~~W~~	4,938,223	6,337,529

36

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

(b)	Credit risk, Continued

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

There are no significant concentrations of credit risk, whether through exposure to individual customers, specific industry sectors and/or regions.

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2025 and December 31, 2024.

(i)	As of March 31, 2025

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	14,051,292	15,059,788	4,178,161	3,291,518	3,324,363	4,265,746	—
Bonds		525,774	559,207	11,392	56,392	491,423	—	—
Trade accounts and notes payable(*)		4,253,800	4,253,800	3,850,513	403,287	—	—	—
Other accounts payable(*)		1,522,947	1,525,102	1,294,464	230,638	—	—	—
Long-term other accounts payable		274,794	315,298	—	—	68,926	184,779	61,593
Security deposits received		162,746	189,084	678	1,000	5,841	181,565	—
Lease liabilities		78,300	79,136	33,297	17,660	17,837	10,179	163

Derivative financial liabilities
Derivatives	~~W~~	12,904	11,001	2,805	3,281	2,969	1,946	—
Cash outflow		—	140,595	21,168	18,000	93,335	8,092	—
Cash inflow		—	(129,594)	(18,363)	(14,719)	(90,366)	(6,146)	—

Total	~~W~~	20,882,557	21,992,416	9,371,310	4,003,776	3,911,359	4,644,215	61,756

37

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

(*)

As of March 31, 2025, it includes ~~W~~1,073,205 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Group presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

(ii)	As of December 31, 2024

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,412,275	14,453,995	3,730,807	2,609,727	3,941,215	4,146,933	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	—
Trade accounts and notes payable(*)		4,156,149	4,156,149	3,884,788	271,361	—	—	—
Other accounts payable(*)		1,720,670	1,723,867	1,404,896	318,971	—	—	—
Long-term other accounts payable		279,774	323,400	—	—	69,090	192,570	61,740
Security deposits received		160,713	189,214	—	808	6,841	181,565	—
Lease liabilities		57,975	60,653	23,948	12,681	13,889	9,423	712

Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	—
Cash outflow		—	75,016	21,402	20,467	22,342	10,805	—
Cash inflow		—	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	—

Total	~~W~~	20,936,163	22,104,354	9,676,908	3,228,633	4,452,103	4,658,945	87,765

(*)

As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Group presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

38

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Group is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Group regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
	March 31, 2025		December 31, 2024
Total liabilities	~~W~~	24,153,761	24,786,759
Total equity		7,834,047	8,072,807
Cash and deposits in banks (*1)		982,276	2,022,240
Borrowings (including bonds)		14,577,066	14,550,114
Total liabilities to equity ratio		308%	307%
Net borrowings to equity ratio (*2)		174%	155%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

39

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025				December 31, 2024
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	981,376	(	*1)	2,021,640	(	*1)
Deposits in banks		911	(	*1)	611	(	*1)
Trade accounts and notes receivable		2,037,344	(	*1)	2,500,608	(	*1)
Non-trade receivables		154,175	(	*1)	227,477	(	*1)
Accrued income		41,250	(	*1)	22,552	(	*1)
Deposits		15,499	(	*1)	16,747	(	*1)
Loans		29,305	(	*1)	37,143	(	*1)
Financial assets at fair value through profit or loss
Equity securities	~~W~~	121,074	121,074		120,501	120,501
Convertible securities		1,467	1,467		1,470	1,470
Derivatives		204,382	204,382		256,251	256,251
Financial assets at fair value through other comprehensive profit or loss
Trade accounts and notes receivable		1,369,984	(	*1)	1,123,869	(	*1)
Financial assets effective for fair value hedging
Derivatives	~~W~~	94,009	94,009		119,098	119,098
Other financial assets
Lease receivables		8,521	(	*1)	10,063	(	*1)
Financial liabilities at amortized cost
Borrowings		14,051,292	14,124,488		13,412,275	13,482,726
Bonds		525,774	526,494		1,137,839	1,142,725
Trade accounts and notes payable		4,253,800	(	*1)	4,156,149	(	*1)
Other accounts payable		1,797,741	(	*1)	2,000,444	(	*1)
Security deposits received		162,746	(	*1)	160,713	(	*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	12,904	12,904		10,768	10,768
Other financial liabilities
Lease liabilities		78,300	(	*2)	57,975	(	*2)

(*1)	Excluded from disclosures as the carrying amount approximates fair value.
(*2)	Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

40

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The Group measures fair value for financial reporting purposes, including fair value measurements, which are classified as “Level 3”. The Group consults on the fair value assessment process and its results in accordance with the financial reporting schedule, and recognizes changes in the “level” at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

ii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025				Total
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	19,032	—	102,042	121,074
Convertible securities		—	—	1,467	1,467
Derivatives		—	204,382	—	204,382
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	94,009	—	94,009
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	12,904	—	12,904

41

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

(In millions of won)	December 31, 2024				Total
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	18,958	—	101,543	120,501
Convertible securities		—	—	1,470	1,470
Derivatives		—	256,251	—	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	119,098	—	119,098
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,768	—	10,768

The valuation techniques and inputs for assets and liabilities measured at fair value those are classified as Level 2 and Level 3 within the fair value hierarchy as of March 31, 2025 and 2024 are as follows:

(In millions of won)	March 31, 2025			December 31, 2024		Valuation technique	Input
Classification	Level 2		Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	102,042	—	101,543	Net asset value method and Comparable company analysis	Price to book value ratio
Convertible securities		—	1,467	—	1,470	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		204,382	—	256,251	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	94,009	—	119,098	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	12,904	—	10,768	—	Discounted cash flow	Discount rate and Exchange rate

42

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Liabilities
Borrowings	~~W~~	—	—	14,124,488	Discounted cash flow	Discount rate
Bonds		—	—	526,494	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2024				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	13,482,726	Discounted cash flow	Discount rate
Bonds		—	—	1,142,725	Discounted cash flow	Discount rate

43

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Financial Risk Management, Continued

iv)	The interest rates applied for determination of the above fair value as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025	December 31, 2024
Borrowings, bonds and others	3.34%~3.78%	3.70%~3.96%

v)

There is no transfer between Level 1, Level 2 and Level 3 for the three-month periods ended March 31, 2025 and 2024, and the changes in financial assets classified as Level 3 of fair value measurements for the three-month periods ended March 31, 2025 and 2024 is as follows:

(In millions of won)
Classification	January 1, 2025		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	March 31, 2025
Equity securities	~~W~~	101,543	727	—	—	(228)	102,042
Convertible securities		1,470	—	—	—	(3)	1,467

(In millions of won)
Classification	January 1, 2024		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	March 31, 2024
Equity securities	~~W~~	87,027	331	(76)	—	3,702	90,984
Convertible securities		3,127	—	—	—	58	3,185

44

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Cash Flow Information

(a)	Details of cash flows generated from operations for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Loss for the period	~~W~~	(237,032)	(761,276)
Adjustments for:
Income tax expenses (benefit)	~~W~~	88,537	(228,072)
Depreciation and amortization (Note 19)		1,197,852	1,279,177
Gain on foreign currency translation		(100,691)	(138,829)
Loss on foreign currency translation		93,944	340,407
Expenses related to defined benefit plans (Note 13)		35,363	33,908
Gain on disposal of property, plant and equipment		(8,560)	(5,629)
Loss on disposal of property, plant and equipment		21,727	16,791
Impairment loss on property, plant and equipment		2,263	69,618
Loss on disposal of intangible assets		—	193
Impairment loss on intangible assets		453	49,996
Expense on increase of provisions		17,088	8,918
Finance income		(117,458)	(167,439)
Finance costs		253,105	360,249
Equity in income of equity method accounted investees, net		(133)	(1,847)
Others		(225)	(6,493)

Changes in:
Trade accounts and notes receivable	~~W~~	57,663	392,173
Other accounts receivable		68,164	60,414
Inventories		(250,434)	(791,350)
Other current assets		(4,638)	(63,146)
Other non-current assets		(10,618)	(9,340)
Trade accounts and notes payable		(83,134)	63,727
Other accounts payable		(10,749)	(525,091)
Accrued expenses		(127,136)	(49,836)
Provisions		(26,390)	(37,691)
Advances received		(8,075)	(12,989)
Proceeds from settlement of derivatives		21,474	—
Other current liabilities		(32,917)	(26,722)
Defined benefit liabilities, net		18,296	(3,215)
Other non-current liabilities		1,193	1,204

Cash generated from (used in) operations	~~W~~	858,932	(152,190)

45

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Cash Flow Information, Continued

(b)	Changes in liabilities arising from financing activities for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	January 1, 2025			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	March 31, 2025
Short-term borrowings	~~W~~	969,595	333,229	396	—	—	1,303,220
Long-term borrowings		12,442,680	302,921	(1,417)	2,879	1,009	12,748,072
Bonds		1,137,839	(612,000)	(349)	284	—	525,774
Lease liabilities		57,975	(16,081)	1,758	—	34,648	78,300
Dividend payable		6,390	(6,390)	—	—	—	—

Total	~~W~~	14,614,479	1,679	388	3,163	35,657	14,655,366

(In millions of won)
	January 1, 2024			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	March 31, 2024
Short-term borrowings	~~W~~	1,875,635	(165,969)	49,263	—	—	1,758,929
Long-term borrowings		13,165,351	371,725	310,922	1,098	1,884	13,850,980
Bonds		1,488,143	(80,000)	5,713	434	—	1,414,290
Lease liabilities		73,364	(18,090)	2,289	—	14,401	71,964
Dividend payable		7,302	(7,302)	—	—	—	—

Total	~~W~~	16,609,795	100,364	368,187	1,532	16,285	17,096,163

46

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

26.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2025 are as follows:

Classification	Description
Associates (*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Parent Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Parent Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

47

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

26.	Related Parties and Others, Continued

(b)	Major transactions with related parties for the periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	2025
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*)
Associates
Paju Electric Glass Co., Ltd.	~~W~~	—	1,664	63,764	2,445
Material Science Co., Ltd.		—	—	157	—
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	75,412	—	3,524	54,993
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	7,222	—	—	23
LG Electronics Vietnam Haiphong Co., Ltd.		50,377	—	—	295
LG Electronics Nanjing New Technology Co., Ltd.		66,540	—	—	205
LG Electronics do Brasil Ltda.		11,533	—	—	17
LG Innotek Co., Ltd.		2,345	—	7,925	13,731
LG Electronics Mlawa Sp. z o.o.		202,149	—	—	363
LG Electronics Reynosa S.A. DE C.V.		230,244	—	—	583
LG Electronics Egypt S.A.E		3,010	—	—	3
LG Electronics Japan, Inc.		—	—	—	1,519
P.T. LG Electronics Indonesia		134,630	—	—	238
HI-M Solutek Co., Ltd		—	—	—	3,274
Others		100	—	79	1,153

Total		783,562	1,664	75,449	78,842

(*)	Others include the amount of the acquisition of property, plant, and equipment.

48

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

26.	Related Parties and Others, Continued

(In millions of won)	2024
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*)
Associates
AVATEC Co., Ltd.	~~W~~	—	200	91	23,149
Paju Electric Glass Co., Ltd.		—	—	61,494	1,958
WooRee E&L Co., Ltd.		—	—	1,982	—
YAS Co., Ltd.		—	—	2,309	4,093
Material Science Co., Ltd.		—	—	—	247
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	52,502	—	10,687	73,388
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	7,099	—	—	130
LG Electronics Vietnam Haiphong Co., Ltd.		55,686	—	—	2,855
LG Electronics Nanjing New Technology Co., Ltd.		100,907	—	—	120
LG Electronics do Brasil Ltda.		6,060	—	—	14
LG Innotek Co., Ltd.		2,677	—	5,788	20,966
LG Electronics Mlawa Sp. z o.o.		195,934	—	—	422
LG Electronics Reynosa S.A. DE C.V.		159,231	—	—	283
LG Electronics Egypt S.A.E		2,813	—	—	5
LG Electronics Japan, Inc.		—	—	—	1,572
LG Electronics RUS, LLC		—	—	—	3,950
P.T. LG Electronics Indonesia		107,445	—	—	373
HI-M Solutek Co., Ltd		—	—	—	2,397
Others		3	—	80	1,238

Total		690,357	200	82,431	137,160

(*)	Others include the amount of the acquisition of property, plant, and equipment.

49

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

26.	Related Parties and Others, Continued

(c)	Details of balances of receivables and payables from transaction with related parties as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2025		December 31, 2024	March 31, 2025	December 31, 2024
Associates
Paju Electric Glass Co., Ltd.	~~W~~	—	—	69,728	64,140
Material Science Co., Ltd.		—	—	172	261
Entity that has significant influence over the Parent Company
LG Electronics Inc.(*1)	~~W~~	187,885	179,710	1,054,746	1,071,592
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics Vietnam Haiphong Co., Ltd.	~~W~~	31,268	72,521	78	921
LG Electronics Nanjing New Technology Co., Ltd.		42,280	61,922	31	15
LG Electronics do Brasil Ltda.		5,201	13,184	—	—
LG Innotek Co., Ltd.(*2)		2,377	1,803	208,536	207,258
LG Electronics Mlawa Sp. z o.o.		158,744	149,789	14	131
LG Electronics Reynosa S.A. DE C.V.		87,551	55,500	192	—
P.T. LG Electronics Indonesia	~~W~~	91,813	63,719	47	53
Others		6,900	7,455	4,813	6,397

Total	~~W~~	614,019	605,603	1,338,357	1,350,768

(*1)	Trades accounts and notes payable and others for LG Electronics Inc. as of March 31, 2025 and December 31, 2024 includes borrowings of ~~W~~1,000,000 million(see Note 12.(C))
(*2)	Trade accounts and note payable and others for LG Innotek Co., Ltd. as of March 31, 2025 and December 31, 2024 Includes deposits received amount ~~W~~180,000 million from lease agreement.

50

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

26.	Related Parties and Others, Continued

(d)	Details of significant financial transactions with related parties and others for the three-month periods ended March 31, 2025 and 2024 are as follows:

There were no financial transactions with related parties for the three-month period ended March 31, 2025.

	2024
(In millions of won)	Company Name		Capital increase		Collection of loans
Associates	WooRee E&L Co., Ltd.	(*)	~~W~~	—	110
Entity that has significant influence over the Company	LG Electronics Inc.			436,031	—

(*)	For the year ended December 31, 2024, it was excluded from related parties and others due to loss of significant influence and transaction amount is the amount prior to exclusion.

51

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

26.	Related Parties and Others, Continued

(e)	Large Enterprise Group Transactions

According to the ‘Related Party Disclosures’ under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the three-month periods ended March 31, 2025 and 2024, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)
	For the three-month period ended March 31, 2025			March 31, 2025
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	591	—	163
LG Chem Ltd. and its subsidiaries		103	92,972	137	184,394
LG Corp. (*)		—	14,009	5,759	12,267
LG Management Development Institute		—	9,679	3	492
LG CNS Co., Ltd. and its subsidiaries		33	52,907	6	50,805
LG Household & Health Care Ltd. and its subsidiaries		—	38	—	—
HSAD Inc. and its subsidiaries		—	525	—	74
Robostar Co., Ltd.		—	68	—	73

Total	~~W~~	136	170,789	5,905	248,268

(*)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of March 31, 2025 are ~~W~~5,076 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The amount of lease repayment for the three-month period ended March 31, 2025 is ~~W~~1,727 million.

52

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2024			December 31, 2024
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	796	—	164
LG Chem Ltd. and its subsidiaries		125	139,409	188	239,895
D&O Corp. and its subsidiaries(*1)		78	58,024	—	86,714
LG Corp. (*2)		—	13,011	7,551	10,731
LG Management Development Institute		—	10,054	3	340
LG CNS Co., Ltd. and its subsidiaries		46	45,682	—	78,229
LG Household & Health Care Ltd. and its subsidiaries		—	47	—	—
HSAD Inc. and its subsidiaries		—	1,797	—	542
Robostar Co., Ltd.		—	189	—	2,398

Total	~~W~~	249	269,009	7,742	419,013

(*1)	Among the matters related to D&O Corp. and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024.
(*2)

According to the lease agreement signed with LG Corp., no recognized lease liabilities as of December 31, 2024. The amount of lease repayment for the three-month period ended March 31, 2024 is ~~W~~2,154 million.

53

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Short-term benefits	~~W~~	600	563
Expenses related to the defined benefit plan		93	325

Total	~~W~~	693	888

Key management refers to the registered directors who have significant control and responsibilities over the Parent Company’s operations and business.

(g)	At the end of the reporting period, the Group did not set an allowance for doubtful accounts on the balance of receivables for related parties.

54

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

27.	Assets and Liabilities Held for Sale (Disposal Group)

For the year ended December 31, 2024, management of the Group decided to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024. As a result, the assets and liabilities held by LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

(a)	Details of assets and liabilities held for sale

(In millions of won)	March 31, 2025		December 31, 2024
Disposal Group(*)
Cash and cash equivalents	~~W~~	1,390,495	158,415
Trade accounts and notes receivable, net		28,073	11,131
Other accounts receivables, net		3,590	10,809
Inventories		63,516	101,998
Prepaid income taxes		7,852	14,402
Other current assets and others		25,494	45,733
Property, plant and equipment, net		606,636	611,689
Intangible assets, net		775	775
Deferred tax assets		10,585	28,365

Total	~~W~~	2,137,016	983,317

Liabilities in the Disposal Group
Trade accounts and notes payable	~~W~~	325,133	466,907
Current financial liabilities		1,063,548	917,620
Other accounts payable		57,833	52,097
Accrued expenses		33,400	67,181
Advances received		45	2,364
Other Current liabilities and others		676	927
Non-current financial liabilities		—	149,745

Total	~~W~~	1,480,635	1,656,841

(*)	There is no impairment loss recognized for assets held for sale, as the net fair value of the disposal group is expected to exceed the carrying amount.

(b)	Accumulated income directly recognized as other comprehensive income in relation to the disposal group classified as held for sale is ~~W~~254,768 million of foreign currency translation differences.

28.	Subsequent Event

The disposal of 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT was completed on April 1, 2025.

55

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2025 and 2024

(With Report on Review of Condensed Interim Financial Statements)

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Report on Review of Condensed Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying condensed interim financial statements of LG Display Co., Ltd (referred to as the “Company”). These condensed interim financial statements consist of the interim statement of financial position of the Company as at March 31, 2025, and the related interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025 and 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the statement of financial position of the Company as at December 31, 2024, and the related statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 4, 2025. The statement of financial position as at December 31, 2024, presented herein for comparative purposes, in consistent, in all material respects, with the above audited statement of financial position as at December 31, 2024.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

May 13, 2025

Seoul, Korea

This report is effective as of May 13, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In millions of won)	Note	March 31, 2025 (Unaudited)		December 31, 2024
Assets
Cash and cash equivalents	4, 23	~~W~~	135,334	238,477
Trade accounts and notes receivable, net	5, 15, 23, 25		3,947,645	4,964,594
Other accounts receivable, net	5, 23		187,337	215,920
Other current financial assets	6, 23		263,507	320,071
Inventories	7		2,005,166	1,786,678
Prepaid income tax			3,083	2,492
Assets held for sale	26		1,016,645	1,016,645
Other current assets			168,769	102,518

Total current assets			7,727,486	8,647,395
Deposits in banks	4, 23		11	11
Investments	8		3,975,002	3,939,474
Other non-current accounts receivable, net	5, 23		8,410	9,679
Other non-current financial assets	6, 23		93,569	123,523
Property, plant and equipment, net	9		11,483,422	11,913,336
Intangible assets, net	10		1,453,543	1,485,789
Investment property	11		26,649	27,911
Deferred tax assets			3,446,575	3,474,990
Defined benefits assets, net	13		106,224	160,564
Other non-current assets			26,551	16,379

Total non-current assets			20,619,956	21,151,656

Total assets		~~W~~	28,347,442	29,799,051

Liabilities
Trade accounts and notes payable	23, 25	~~W~~	11,871,788	12,011,544
Current financial liabilities	12, 23, 24, 25		5,650,720	5,866,670
Other accounts payable	23		1,313,541	1,438,724
Accrued expenses			417,822	483,236
Provisions	14		93,565	103,962
Advances received	15		911,156	899,164
Other current liabilities			37,021	62,195

Total current liabilities			20,295,613	20,865,495
Non-current financial liabilities	12, 23, 24		4,020,293	4,308,608
Non-current provisions	14		56,639	60,908
Long-term advances received	15		—	220,500
Other non-current liabilities	23, 25		543,566	547,742

Total non-current liabilities			4,620,498	5,137,758

Total liabilities			24,916,111	26,003,253

Equity
Share capital	16	~~W~~	2,500,000	2,500,000
Share premium	16		2,821,006	2,821,006
Accumulated deficit			(1,889,675)	(1,525,208)

Total equity			3,431,331	3,795,798

Total liabilities and equity		~~W~~	28,347,442	29,799,051

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Loss

For the three-month periods ended March 31, 2025 and 2024

(In millions of won, except loss per share amounts)	Note	2025 (unaudited)		2024 (unaudited)
Revenue	17, 25	~~W~~	5,620,066	5,137,018
Cost of sales	7, 18, 25		(5,373,959)	(5,239,288)

Gross profit (loss)			246,107	(102,270)
Selling expenses	18, 19		(56,995)	(60,666)
Administrative expenses	18, 19		(130,175)	(146,387)
Research and development expenses	18		(347,894)	(335,497)

Operating loss			(288,957)	(644,820)

Finance income	21		232,034	162,187
Finance costs	21		(253,157)	(294,807)
Other non-operating income	20		237,940	343,785
Other non-operating expenses	20		(258,249)	(685,669)

Loss before income tax			(330,389)	(1,119,324)
Income tax benefit (expense)			(34,204)	242,879

Loss for the period			(364,593)	(876,445)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities			126	(2,789)

Other comprehensive income (loss) for the period, net of income tax			126	(2,789)

Total comprehensive loss for the period		~~W~~	(364,467)	(879,234)

Loss per share (in won)
Basic loss per share	22	~~W~~	(729)	(2,280)

Diluted loss per share	22	~~W~~	(729)	(2,280)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2025 and 2024

(In millions of won)	Share capital		Share premium	Retained earnings (Accumulated deficit)	Other capital	Total equity
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	1,641,363	—	5,681,555

Total comprehensive loss for the period
Loss for the period		—	—	(876,445)	—	(876,445)
Other comprehensive loss
Remeasurements of net defined benefit liabilities		—	—	(2,789)	—	(2,789)

Total comprehensive loss for the period	~~W~~	—	—	(879,234)	—	(879,234)

Transaction with owners, recognized directly in equity
Capital increase (Note 16)		710,921	569,893	—	—	1,280,814

Balances at March 31, 2024 (unaudited)	~~W~~	2,500,000	2,821,006	762,129	—	6,083,135

Balances at January 1, 2025	~~W~~	2,500,000	2,821,006	(1,525,208)	—	3,795,798

Total comprehensive loss for the period
Loss for the period		—	—	(364,593)	—	(364,593)
Other comprehensive loss
Remeasurements of net defined benefit liabilities		—	—	126	—	126

Total comprehensive loss for the period	~~W~~	—	—	(364,467)	—	(364,467)

Balances at March 31, 2025 (unaudited)	~~W~~	2,500,000	2,821,006	(1,889,675)	—	3,431,331

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the three-month periods ended March 31, 2025 and 2024

(In millions of won) Note	Note	2025 (unaudited)		2024 (unaudited)
Cash flows from (used in) operating activities:
Cash generated from (used in) operations	24	~~W~~	776,958	(341,286)
Income taxes paid			(5,817)	(904)
Interests received			6,732	2,656
Interests paid			(135,094)	(147,360)

Cash flows from (used in) operating activities			642,779	(486,894)

Cash flows from (used in) investing activities:
Dividends received			102,134	8,966
Proceeds from disposal of financial assets at fair value through profit or loss			34	—
Acquisition of investments			(52,728)	(832,852)
Proceeds from disposal of investments			17,200	—
Acquisition of property, plant and equipment			(266,629)	(577,426)
Proceeds from disposal of property, plant and equipment			65,332	26,530
Acquisition of intangible assets			(180,801)	(193,917)
Proceeds from disposal of intangible assets			—	34
Proceeds from settlement of derivatives			65,509	85,172
Decrease in short-term loans			5,929	4,497
Increase in deposits			—	(980)
Decrease in deposits			1,797	35

Cash flows used in investing activities:			(242,223)	(1,479,941)

Cash flows from (used in) financing activities:	24
Proceeds from short-term borrowings			2,508,249	1,908,072
Repayments of short-term borrowings			(2,483,785)	(1,503,926)
Repayments of current portion of bonds			(612,000)	(80,000)
Proceeds from long-term borrowings			723,325	1,000,155
Repayments of current portion of long-term borrowings			(638,413)	(871,835)
Payment guarantee fee received			1,832	1,918
Repayments of payment guarantee fee			—	(372)
Capital increase			—	1,292,455
Transaction cost from capital increase			—	(11,641)
Payment of lease liabilities			(2,907)	(3,474)

Cash flows from (used in) financing activities			(503,699)	1,731,352

Net decrease in cash and cash equivalents			(103,143)	(235,483)
Cash and cash equivalents at January 1			238,477	334,502

Cash and cash equivalents at March 31		~~W~~	135,334	99,019

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of March 31, 2025, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2025, LG Electronics Inc., a major shareholder of the Company, owns 36.72% (183,593,206 shares) of the Company’s common stock.

As of March 31, 2025, 500,000,000 shares of the Company’s common stock is listed on Korea Exchange under the identifying code 034220, and 21,673,000 American Depository Shares (“ADSs”, 2 ADSs represent one share of common stock) is listed on the New York Stock Exchange under the symbol “LPL”.

2.	Basis of Preparation

(a)	Application of accounting standards

The Company’s condensed separate interim financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting. These condensed separate interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2024.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

2.	Basis of Preparation, Continued

(c)	Functional and Presentation Currency

Items included in the financial statements are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

(e)	Accounting standards and Interpretation issued and adopted by the Company

The Company has applied the following new or amended accounting standards for the annual periods commencing January 1, 2025.

(i)	Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

The amendment requires entities to assess the exchangeability of currencies and estimate spot exchange rates when exchange into another currency is not possible, while also disclosing related information. The amendment does not have a significant impact on the financial statements.

(f)	Accounting standards and Interpretation issued but not yet adopted by the Company

The Accounting standards and Interpretation issued that have been enacted or amended but have not been applied because the effective date has not arrived are as follows:

(i)	Amendments to Korean IFRS 1109 Financial Instruments and 1107 Financial Instruments: Disclosure

In response to practical concerns and emerging requirements, Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been revised. The amendments should be applied for annual periods beginning on or after January 1, 2026, and early application is permitted. The key amendments are as follows. The Company is in review for the impact of these amendments on the financial statements.

-	Permit financial liabilities to be considered settled prior to the payment date through an electronic payment system, provided that certain criteria are met.

-	Provide additional guidance and clarify amendments regarding the assessment of whether financial instruments consist solely of principal and interest payments.

-	Disclosure of the impact and degree of exposure to contract terms that modifying the timing or amount of contractual cash flows, by type of financial instrument.

-	Additional disclosures for FVOCI-designated equity investments

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

(ii)	Korean IFRS Annual Improvements, Volume 11

The amendments should be applied for annual periods beginning on or after January 1, 2026, and early application is permitted. The company expects that the amendments will not have a significant impact on the financial statements.

-	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards : Application of Hedge Accounting upon First-time Adoption of K-IFRS

-	Korean IFRS 1107 Financial Instruments: Disclosure : Elimination Gains/Losses and Practical Implementation Guideline

-	Korean IFRS 1109 Financial Instruments : Accounting Treatment for Removal of Lease Liabilities and the Definition of Transaction Price

-	Korean IFRS 1110 Consolidated Financial Statements : Determination of De Facto Agents

-	Korean IFRS 1007 Cash Flows : Application of Cost Method

(g)	Income Tax Expense

The Company is within the scope of the Pillar Two model rules, and applied the exception to recognizing and disclosing information about deferred tax.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

3.	Accounting Policies

The accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2024, except for the application of Korean IFRS 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Current assets
Cash and cash equivalents
Deposits	~~W~~	135,334	238,477
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

5.	Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a)	Details of trade accounts and notes receivable and other accounts receivable as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Trade accounts and notes receivable	~~W~~	3,947,645	4,964,594
Other accounts receivable
Non-trade receivables, net		156,101	206,313
Accrued income, net		39,646	19,286

Subtotal		195,747	225,599

Total	~~W~~	4,143,392	5,190,193

(b)	The aging of trade accounts and notes receivable and other accounts receivable as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025
	Original Amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,943,162	171,246	(224)	(406)
1-15 days past due		4,693	8,426	—	—
16-30 days past due		14	132	—	—
31-60 days past due		—	4,269	—	(9)
More than 60 days past due		—	12,111	—	(22)

Total	~~W~~	3,947,869	196,184	(224)	(437)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

5.	Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

(In millions of won)	December 31, 2024
	Original Amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,962,069	183,436	(362)	(283)
1-15 days past due		2,887	37,621	—	(2)
16-30 days past due		—	1,914	—	(1)
31-60 days past due		—	350	—	(3)
More than 60 days past due		—	2,575	—	(8)

Total	~~W~~	4,964,956	225,896	(362)	(297)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Beginning balance	~~W~~	362	297	234	78
(Reversal of) bad debt expense		(138)	140	109	(9)

Ending balance	~~W~~	224	437	343	69

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

6.	Other Financial Assets

Details of other financial assets as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	139,129	186,676

Fair value hedging derivatives
Derivatives (*2)	~~W~~	94,009	99,116

Financial assets at amortized cost
Deposits	~~W~~	6,476	8,181
Short-term loans		23,893	26,098

Subtotal	~~W~~	30,369	34,279

Total	~~W~~	263,507	320,071

Non-current assets
Financial assets at fair value through profit or loss
Equity securities	~~W~~	22,212	22,138
Derivatives (*1)		65,253	69,575

Subtotal	~~W~~	87,465	91,713

Fair value hedging derivatives
Derivatives (*2)	~~W~~	—	19,982

Financial assets at amortized cost
Deposits	~~W~~	692	783
Long-term loans		5,412	11,045

Subtotal	~~W~~	6,104	11,828

Total	~~W~~	93,569	123,523

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

7.	Inventories

Details of inventories as of March 31, 2025 and December 31, 2024 are as follows:

(i)) As of March 31, 2025

(In millions of won)
	Cost		Valuation allowance	Carrying amount
Finished goods	~~W~~	465,677	(29,018)	436,659
Work-in-process		1,101,571	(66,366)	1,035,205
Raw materials		444,349	(13,520)	430,829
Supplies		119,154	(16,681)	102,473

Total	~~W~~	2,130,751	(125,585)	2,005,166

(ii) As of December 31, 2024

(In millions of won)
	Cost		Valuation allowance	Carrying amount
Finished goods	~~W~~	377,955	(29,308)	348,647
Work-in-process		1,003,741	(79,673)	924,068
Raw materials		435,557	(16,441)	419,116
Supplies		111,539	(16,692)	94,847

Total	~~W~~	1,928,792	(142,114)	1,786,678

For the three-month periods ended March 31, 2025 and 2024, the amount of inventories recognized as expenses and (reversal of) loss on valuation of inventory allowance are as follows:

(In millions of won)	2025		2024
Cost of sales	~~W~~	5,373,959	5,239,288
Inventories recognized as expense		5,390,487	5,230,917
(Reversal of) loss on valuation of inventories		(16,528)	8,371

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

8.	Investments

(a)	Details of investments in subsidiaries as at March 31, 2025 and December 31, 2024, are as follows:

(In millions of won)
Subsidiaries	Location	Business	March 31, 2025			December 31, 2024
			Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
LG Display America, Inc.	San Jose, U.S.A.	Sales of display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sales of display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sales of display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sales of display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Production of display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sales of display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Production of display products	100%		—	100%		—
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sales of display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sales of display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Production and sales of LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Production of display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Business facility maintenance	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Production and sales of display products	51%		—	51%		—
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Intellectual property management	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sales of display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A.	OLED intellectual property management	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Production and sales of display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Production and sales of LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	Investment in venture business and technologies	100%		99,034	100%		97,936
LG Display High-Tech (China) Co., Ltd. (*2)	Guangzhou, China	Production and sales of display products	70%		1,846,177	69%		1,794,547
Money Market Trust(*3)	Seoul, South Korea	Management of trust assets	100%		123,400	100%		140,600

Total				~~W~~	3,931,696		~~W~~	3,896,168

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

8.	Investments, Continued

(*1)

For the three-month period ended March 31, 2025, the Company contributed ~~W~~1,098 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(*2)

For the three-month period ended March 31, 2025, the Company acquired an additional shares of LG Display High-Tech (China) Co., Ltd. worth ~~W~~51,630 million. There was 1.2% increase in the Company’s percentage of ownership in LG Display High-Tech (China) Co., Ltd. as a result of this additional acquisitions.

(*3)

For the three-month period ended March 31, 2025, the Company contributed ~~W~~17,200 million in cash for the capital decrease of Money Market Trust. There was no change in the Company’s percentage of ownership in Money Market Trust as a result of this additional investment.

(b)	Details of investments in associates as at March 31, 2025 and December 31, 2024, are as follows:

(In millions of won)
Associates	Location	Business	March 31, 2025			December 31, 2024
			Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Production of glass for display	40%	~~W~~	39,608	40%	~~W~~	39,608
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Development and production of tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	Development of organic light emitting materials for displays and lighting devices	10%		—	10%		—
Material Science Co., Ltd.	Seoul, South Korea	Development, production and sales of materials for display	14%		3,698	14%		3,698

				~~W~~	43,306		~~W~~	43,306

Although the Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been classified as investments in associates.

Dividends income recognized from subsidiaries and associates for the three-month period ended March 31, 2025 amounted to ~~W~~95,053 million (dividend income recognized from subsidiaries and associates for the three-month period ended March 31, 2024: ~~W~~670 million)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	2025		2024
Book value as of January 1	~~W~~	11,913,336	13,584,247
Additions		158,114	323,140
Depreciation		(510,095)	(625,345)
Disposals		(77,286)	(44,393)
Impairment loss (*)		(647)	(66,789)
Others		—	(10)

Book value as of March 31	~~W~~	11,483,422	13,170,850

(*)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(b)

For the three-month period ended March 31, 2025, the capitalized borrowing costs and the annualized capitalization rates were ~~W~~1,828 million and 4.96% (the capitalized borrowing costs and the annualized capitalization rates for the three-month period ended March 31, 2024 : ~~W~~16,761 million and 5.38%).

10.	Intangible Assets

Changes in intangible assets for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	2025		2024
Book value as of January 1	~~W~~	1,485,789	1,683,029
Additions - external purchases		30,543	30,715
Additions - internally generated		131,850	142,805
Amortization		(194,186)	(170,059)
Disposals		—	(4,160)
Impairment loss (*)		(453)	(49,996)

Book value as of March 31	~~W~~	1,453,543	1,632,334

(*)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of intangible assets.

11.	Investment Property

(a)	Changes in investment properties for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
At January 1	~~W~~	27,911	32,995
Depreciation		(1,272)	(1,272)
Others		10	—

At March 31	~~W~~	26,649	31,723

(b)

For the three-month period ended Mach 31, 2025, rental income from investment property is ~~W~~2,535 million (For the three-month period ended March 31, 2024: ~~W~~1,783 million) and rental cost is ~~W~~1,345 million (For the three-month period ended March 31, 2024: ~~W~~1,351 million).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

12.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Current
Short-term borrowings	~~W~~	2,478,235	2,454,295
Current portion of long-term borrowings		3,106,920	2,787,100
Current portion of bonds		44,960	611,882
Current portion of payment guarantee liabilities		5,526	6,092
Derivatives (*)		5,999	3,762
Lease liabilities		9,080	3,539

Total	~~W~~	5,650,720	5,866,670

Non-current
Long-term borrowings	~~W~~	3,520,752	3,762,972
Bonds		480,814	525,957
Payment guarantee liabilities		8,410	9,678
Derivatives (*)		6,905	7,006
Lease liabilities		3,412	2,995

Total	~~W~~	4,020,293	4,308,608

(*)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(b)	Details of short-term borrowings as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of March 31, 2025 (%)	March 31, 2025		December 31, 2024
LG Display Singapore Pte. Ltd.	Working Capital	4.32	~~W~~	1,627,815	2,160,900
Standard Chartered Bank Korea Limited and others	Working Capital and others	3.50~6.15		850,420	293,395

Total			~~W~~	2,478,235	2,454,295

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

12.	Financial Liabilities, Continued

(c)	Details of Won denominated long-term borrowings as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
Lender	Description	Maturity	Annual interest rate as of March 31, 2025 (%)	March 31, 2025		December 31, 2024
LG Electronics Inc.	Operating capital	March 2026	6.06	~~W~~	1,000,000	1,000,000
Korea Development Bank and others	Facility capital and others	April 2025~ March 2030	2.41~5.65		3,933,910	3,668,538
Less : current portion of long-term borrowings					(2,403,000)	(1,861,000)

Total				~~W~~	2,530,910	2,807,538

(d)	Details of foreign currency denominated long-term borrowings as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won and USD)
Lender	Description	Maturity	Annual interest rate as of March 31, 2025 (%)	March 31, 2025		December 31, 2024
KEB Hana Bank and others	Facility capital and others	April 2025~ March 2029	5.76~6.72	~~W~~	1,693,762	1,881,534
Foreign currency equivalent of foreign currency borrowings					USD 1,155	USD 1,280
Less : current portion of long-term borrowings					(703,920)	(926,100)

Total				~~W~~	989,842	955,434

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of March 31, 2025 (%)	March 31, 2025		December 31, 2024
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	September 2026~ February 2027	2.79~3.66	~~W~~	335,000	655,000
Privately issued bonds	January 2026	7.25		45,000	337,000
Less: discount on bonds				(506)	(705)
Less: current portion				(44,960)	(611,882)

Subtotal			~~W~~	334,534	379,413

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	6.20	~~W~~	146,650	147,000
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds				(370)	(456)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (0)

Subtotal			~~W~~	146,280	146,544

Total			~~W~~	480,814	525,957

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

13.	Post-employment Benefits

(i)	Defined benefit plans

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Details of net defined benefit liabilities (defined benefit assets) recognized as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	1,419,712	1,436,251
Fair value of plan assets		(1,525,936)	(1,596,815)

Total	~~W~~	(106,224)	(160,564)

(b)	Plan assets as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Time deposits in banks	~~W~~	1,525,936	1,596,815

As of March 31, 2025, the Company maintains the plan assets primarily with Shinhan Bank, KEB Hana Bank and others.

(c)	Expenses related to defined benefit plans recognized in profit or loss for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Current service cost	~~W~~	36,367	38,115
Net interest cost		(1,561)	(4,714)

Total (*)	~~W~~	34,806	33,401

(*)	The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~2,605 million (For the three-month period ended March 31, 2024: ~~W~~2,661 million).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

13.	Post-Employment Benefits, Continued

(ii)	Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plan in the three-month period ended March 31, 2025 is ~~W~~6,754 million (For the three-month period ended March 31, 2024: ~~W~~4,643 million).

14.	Provisions

Changes in provisions for the three-month periods ended March 31, 2025 and 2024 are as follows:

(i)	2025

(In millions of won)
	Litigation		Warranties (*)	Others	Total
Beginning balance	~~W~~	7,479	151,394	5,997	164,870
Additions (reversal)		58	10,908	(1,049)	9,917
Usage		(5,450)	(19,133)	—	(24,583)

Ending balance	~~W~~	2,087	143,169	4,948	150,204

Current	~~W~~	2,087	86,530	4,948	93,565
Non-current	~~W~~	—	56,639	—	56,639

(*)

The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii)	2024

(In millions of won)
	Litigation		Warranties (*)	Others	Total
Beginning balance	~~W~~	1,806	171,952	5,880	179,638
Additions (reversal)		64	(2,289)	(1,495)	(3,720)
Usage		—	(24,424)	—	(24,424)

Ending balance	~~W~~	1,870	145,239	4,385	151,494

Current	~~W~~	1,870	89,217	4,385	95,472
Non-current	~~W~~	—	56,022	—	56,022

(*)

The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

The Company and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. While the Company continues its vigorous defense of the various pending proceedings described above, as of March 31, 2025, the Company cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiaries, up to USD 1,000 million (~~W~~1,466,500 million). As of March 31, 2025, no discounted accounts receivable is outstanding in connection with these agreements. In relation to the above contract, the financial institutions have the recourse for account receivables that are past due.

The Company has assignment agreements with MUFG Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~549,938 million. As of March 31, 2025, there is no amount of the sold accounts receivable that are outstanding in connection with these agreements. In relation to the above contract, the financial institutions do not have the recourse for account receivables that are past due.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

15.	Contingent Liabilities and Commitments, Continued

Loan commitment

As of March 31, 2025, the Company has entered into agreements with Hana Bank and other banks for credit lines and opening of letter of credits up to a limit of ~~W~~2,713,050 million and with LG Display Singapore Pte. Ltd. for borrowing up to ~~W~~1,759,800 million.

Payment guarantees

The Company provides payment guarantee to LG Display Vietnam Haiphong Co., Ltd. for the loan principal of USD 1,111 million (~~W~~1,629,444 million).

In addition, the Company obtained payment guarantees of USD 750 million (~~W~~1,099,875 million) from KB Kookmin Bank and other banks for advances received related to the long-term supply agreements.

The Company has received a payment guarantee of ~~W~~1,921 million from Seoul Guarantee Insurance Co., Ltd. in relation to performance guarantees and others.

Patent and License agreements

As of March 31, 2025, the Company has a trademark license agreement with LG Corp. and pays the usage fee according to the terms of the Agreement.

Long-term supply agreement

As of March 31, 2025, in connection with long-term supply agreements with customers, the Company recognized advances received amounting to USD 600 million (~~W~~879,900 million). The advances received will be used to offset against accounts receivable arising from future product sales after a certain period of time from the date of receipt. In relation to this, the Company received payment guarantees of USD 750 million (~~W~~1,099,875 million) from KB Kookmin Bank and other banks (see note 15(b) payment guarantees).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

15.	Contingent Liabilities and Commitments, Continued

Collateral

Details of the collateral provided by the Company are as follows:

(In millions of won)
Collateral	Carrying amount	Maximum bond amount	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	~~W~~420,170	1,200,000	LG Electronics Inc.	1,000,000
Property, plant and equipment and others	65,153	326,400	Korea Development Bank and others	68,000
Property, plant and equipment and others (*)	233,130	780,000	Korea Development Bank and others	650,000

(*)

The carrying amount of collateral amounting to ~~W~~233,130 million includes the collateral asset of ~~W~~65,153 million for collateralized borrowings of ~~W~~68,000 million from Korea Development Bank and other banks.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of March 31, 2025 is ~~W~~344,994 million.

16.	Share Capital and Share Premium

The total number of shares to be issued by the Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2024 : 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the Company’s share capital for the three-month period ended March 31, 2025.

The Company’s share premium consists of paid-in capital in excess of par value, and there were no changes in this paid-in capital for the three-month period ended March 31, 2025.

The Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the capital stock increased by ~~W~~710,921 million to ~~W~~2,500,000 million, and capital surplus increased by ~~W~~569,893 million to ~~W~~2,821,006 million in the three-month period ended March 31, 2024.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

17.	Revenue

Details of revenue for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Sales of goods	~~W~~	5,577,185	5,125,659
Royalties		33,391	2,680
Others (*)		9,490	8,679

Total	~~W~~	5,620,066	5,137,018

(*)	Others include rental revenue.

For the three-month period ended March 31, 2025, the revenue recognized by satisfaction of performance obligation for which the company has received from customer in prior reporting periods is ~~W~~221,140 million. (For the three-month period ended March 31, 2024 : ~~W~~2,678 million)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

18.	The Nature of Expenses

The classification of expenses by nature for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Changes in inventories	~~W~~	(218,488)	(487,711)
Purchases of raw materials and others		2,377,368	2,238,616
Depreciation and amortization		692,192	775,233
Outsourcing		1,719,608	1,729,419
Labor		617,556	661,210
Supplies and others		157,255	157,532
Utility		256,614	251,604
Fees and commissions		91,034	103,913
Shipping		12,013	15,228
Advertising		13,798	14,279
Travel		8,893	13,455
Taxes and dues		18,097	19,327
Others		163,083	289,733

Total(*)	~~W~~	5,909,023	5,781,838

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Salaries	~~W~~	56,024	61,673
Expenses related to defined benefit plans		6,017	5,375
Other employee benefits		11,995	12,541
Shipping		3,688	5,379
Fees and commissions		33,519	48,777
Depreciation and amortization		31,765	38,067
Taxes and dues		1,198	1,104
Advertising		13,798	14,279
Insurance		2,474	2,145
Travel		1,759	2,707
Training		2,956	3,609
Others		21,977	11,397

Total	~~W~~	187,170	207,053

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Foreign currency gain	~~W~~	235,825	337,231
Gain on disposal of property, plant and equipment		1,052	5,253
Others		1,063	1,301

Total	~~W~~	237,940	343,785

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Foreign currency loss	~~W~~	243,764	548,487
Loss on disposal of property, plant and equipment		12,862	16,791
Impairment loss on property, plant and equipment		647	66,789
Impairment loss on intangible assets		453	49,996
Others		523	3,606

Total	~~W~~	258,249	685,669

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Finance income
Interest income	~~W~~	6,630	2,980
Dividend income		95,053	670
Foreign currency gain		60,486	11,680
Gain on transaction of derivatives		65,650	85,172
Gain on valuation of derivatives		1,582	59,784
Others		2,633	1,901

Total	~~W~~	232,034	162,187

Finance costs
Interest expense	~~W~~	145,570	146,859
Foreign currency loss		49,361	144,292
Loss on valuation of derivatives		55,588	707
Others		2,638	2,949

Total	~~W~~	253,157	294,807

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

22.	Loss per Share

(a)	Basic loss per share for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In won and No. of shares)
	2025		2024
Loss for the period	~~W~~	(364,593,466,611)	(876,444,778,166)
Weighted-average number of common shares outstanding		500,000,000	384,377,602

Basic loss per share	~~W~~	(729)	(2,280)

Due to paid-in capital increase for the three-month period ended March 31, 2024, the number of outstanding shares has increased.

(b)	Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk for major foreign currencies as of March 31, 2025 and December 31, 2024 is as follows:

(In millions)	Net exposure
	March 31, 2025	December 31, 2024
USD	(5,200)	(4,754)
JPY	(13,089)	(13,282)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 780 million (2024: USD 500 million) and CNY 726 million (2024: CNY 726 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 955 million (2024: USD 980 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, USD 600 million (2024: USD 750 million) were entered into to manage currency risk with respect to advances received in foreign currency.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2024 and 2023 (unaudited), and December 31, 2023

23.	Financial Risk Management, Continued

Average exchange rates applied for the three-month periods ended March 31, 2025 and 2024 and the exchange rates as of March 31, 2025 and December 31, 2024 are as follows:

(In won)	Average rate		Reporting date spot rate
	2025	2024	March 31, 2025	December 31, 2024
USD	1,451.20	1,328.23	1,466.50	1,470.00
JPY	9.52	8.96	9.82	9.36

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of March 31, 2025 and December 31, 2024 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2025			December 31, 2024
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	(293,957)	(293,957)	~~W~~	(269,379)	(269,379)
JPY (5 percent weakening)		(4,953)	(4,953)		(4,794)	(4,794)

A stronger won against the above currencies as of March 31, 2025 and December 31, 2024 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Fair value hedging derivatives

In relation to advances received that are dominated in foreign currency, the Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes.

Hedging instrument	Contractor	Contract amount (In millions)	Contract exchange rate	Maturity date	Change in value (In millions of won)
Forward	Standard Chartered Bank Korea Limited and others	USD 600	1,289.11 ~ 1,310,08	2025.04 ~ 2026.01	1,692

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2024 and 2023 (unaudited), and December 31, 2023

23.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 955 million (~~W~~1,400,508 million) and interest rate swap contracts amounting to ~~W~~810,000 million in notional amount to manage interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2025 and December 31, 2024 is as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Fixed rate instruments
Financial assets	~~W~~	135,334	238,477
Financial liabilities		(3,593,729)	(4,076,162)

Total	~~W~~	(3,458,395)	(3,837,685)

Variable rate instruments
Financial liabilities	~~W~~	(6,037,952)	(6,066,044)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2025 and December 31, 2024, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2025
Variable rate instruments	~~W~~	(46,547)	46,547	(46,547)	46,547
December 31, 2024
Variable rate instruments	~~W~~	(46,763)	46,763	(46,763)	46,763

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Financial assets at amortized cost
Cash equivalents	~~W~~	135,334	238,477
Deposits in banks		11	11
Trade accounts and notes receivable, net		3,947,645	4,964,594
Non-trade receivables		156,101	206,313
Accrued income		39,646	19,286
Deposits		7,168	8,964
Loans		29,305	37,143

Subtotal	~~W~~	4,315,210	5,474,788

Financial assets at fair value through profit or loss
Derivatives		204,382	256,251

Financial assets effective for fair value hedging
Derivatives		94,009	119,098

Total	~~W~~	4,613,601	5,850,137

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

In addition to the financial assets above, as of March 31, 2025, the Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of credit facilities amounting to USD 1,111 million (~~W~~1,629,444 million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. In addition, the Company maintains a line of credit with various banks

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2025 and December 31, 2024.

(i)	As of March 31, 2025

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	9,105,907	9,748,698	2,674,068	3,282,856	1,421,329	2,370,445	—
Bonds		525,774	559,207	11,392	56,392	491,423	—	—
Trade accounts and notes payable (*1)		11,871,788	11,871,788	11,468,501	403,287	—	—	—
Other accounts payable (*1)		1,313,541	1,315,497	1,079,103	236,394	—	—	—
Long-term other accounts payable		274,794	315,298	—	—	68,926	184,779	61,593
Payment guarantee (*2)		13,936	1,629,444	1,629,444	—	—	—	—
Security deposits received		162,741	189,080	678	1,000	5,837	181,565	—
Lease liabilities		12,492	13,078	5,878	3,558	1,812	1,667	163

Derivative financial liabilities
Derivatives	~~W~~	12,904	11,001	2,805	3,281	2,969	1,946	—
Cash outflow		—	140,595	21,168	18,000	93,335	8,092	—
Cash inflow		—	(129,594)	(18,363)	(14,719)	(90,366)	(6,146)	—

Total	~~W~~	23,293,877	25,653,091	16,871,869	3,986,768	1,992,296	2,740,402	61,756

(*1)

As of March 31, 2025, it includes ~~W~~1,073,205 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Company presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Company is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

(*2)	Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

(ii)	As of December 31, 2024

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	9,004,367	9,610,754	4,350,636	1,135,893	1,751,037	2,347,875	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	—
Trade accounts and notes payable (*1)		12,011,544	12,011,544	11,740,183	271,361	—	—	—
Other accounts payable (*1)		1,438,724	1,441,594	1,112,327	329,267	—	—	—
Long-term other accounts payable		279,774	323,400	—	—	69,090	192,570	61,740
Payment guarantee (*2)		15,770	1,984,500	1,984,500	—	—	—	—
Security deposits received		160,710	189,210	—	808	6,837	181,565	—
Lease liabilities		6,534	6,968	1,944	1,831	1,797	1,233	163

Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	—
Cash outflow		—	75,016	21,402	20,467	22,342	10,805	—
Cash inflow		—	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	—

Total	~~W~~	24,066,030	26,765,046	19,822,059	1,754,245	2,249,829	2,851,697	87,216

(*1)

As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating and investing activities since the Company is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

(*2)	Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Company is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Company regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
	March 31, 2025		December 31, 2024
Total liabilities	~~W~~	24,916,111	26,003,253
Total equity		3,431,331	3,795,798
Cash and deposits in banks (*1)		135,334	238,477
Borrowings (including bonds)		9,631,681	10,142,206
Total liabilities to equity ratio		726%	685%
Net borrowings to equity ratio (*2)		277%	261%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025			December 31, 2024
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	135,334	(*1)	238,477	(*1)
Deposits in banks		11	(*1)	11	(*1)
Trade accounts and notes receivable		3,947,645	(*1)	4,964,594	(*1)
Non-trade receivables		156,101	(*1)	206,313	(*1)
Accrued income		39,646	(*1)	19,286	(*1)
Deposits		7,168	(*1)	8,964	(*1)
Loans		29,305	(*1)	37,143	(*1)
Financial assets at fair value through profit or loss
Equity securities	~~W~~	22,212	22,212	22,138	22,138
Derivatives		204,382	204,382	256,251	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	94,009	94,009	119,098	119,098
Financial liabilities at amortized cost
Borrowings	~~W~~	9,105,907	9,179,103	9,004,367	9,074,818
Bonds		525,774	526,494	1,137,839	1,142,725
Trade accounts and notes payable		11,871,788	(*1)	12,011,544	(*1)
Other accounts payable		1,588,335	(*1)	1,718,498	(*1)
Payment guarantee liabilities		13,936	(*1)	15,770	(*1)
Security deposits received		162,741	(*1)	160,710	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	12,904	12,904	10,768	10,768
Other financial liabilities
Lease liabilities	~~W~~	12,492	(*2)	6,534	(*2)

(*1)	Excluded from disclosures as the carrying amount approximates fair value.
(*2)	Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The Company measures fair value for financial reporting purposes, including fair value measurements, which are classified as “Level 3.” The Company consults on the fair value assessment process and its results in accordance with the financial reporting schedule, and recognizes changes in the “level” at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

ii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025				Total
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	19,032	—	3,180	22,212
Derivatives		—	204,382	—	204,382
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	94,009	—	94,009
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	12,904	—	12,904

(In millions of won)
	December 31, 2024				Total
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	18,958	—	3,180	22,138
Derivatives		—	256,251	—	256,251
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	119,098	—	119,098
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	10,768	—	10,768

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value that are classified as Level 2 and Level 3 within the fair value hierarchy as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025			December 31, 2024		Valuation technique	Input
Classification	Level 2		Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	3,180	—	3,180	Net asset value method and Comparable company analysis	Price to book value ratio
Derivatives		204,382	—	256,251	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	94,009	—	119,098	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	12,904	—	10,768	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

23.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Liabilities
Borrowings	~~W~~	—	—	9,179,103	Discounted cash flow	Discount rate
Bonds		—	—	526,494	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2024				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	9,074,818	Discounted cash flow	Discount rate
Bonds		—	—	1,142,725	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025	December 31, 2024
Borrowings, bonds and others	3.34%~3.78%	3.70%~3.96%

v)

There is no transfer between Level 1, Level 2 and Level 3 for the three-month periods ended March 31, 2025 and 2024, and the changes in financial assets classified as Level 3 of fair value measurements for the three-month periods ended March 31, 2025 and 2024 is as follows:

(In millions of won)
Classification	January 1, 2025		Valuation	March 31, 2025
Equity securities	~~W~~	3,180	—	3,180

(In millions of won)
Classification	January 1, 2024		Valuation	March 31, 2024
Equity securities	~~W~~	3,967	—	3,967
Convertible securities		1,838	—	1,838

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Cash flow information

(a)	Details of cash flows generated from operations for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Loss for the period	~~W~~	(364,593)	(876,445)

Adjustments for:
Income tax expenses (benefit)		34,204	(242,879)
Depreciation and amortization (Note 18)		692,192	775,233
Gain on foreign currency translation		(71,033)	(122,843)
Loss on foreign currency translation		71,987	328,099
Expenses related to defined benefit plans (Note 13)		34,806	33,401
Gain on disposal of property, plant and equipment		(1,052)	(5,253)
Loss on disposal of property, plant and equipment		12,862	16,791
Impairment loss on property, plant and equipment		647	66,789
Loss on disposal of intangible assets		—	193
Impairment loss on intangible assets		453	49,996
Expense on increase of provisions		10,908	(2,289)
Finance income		(246,246)	(151,682)
Finance costs		246,297	288,842
Others		138	(6,494)

Changes in:
Trade accounts and notes receivable		886,823	191,413
Other accounts receivable		27,138	27,953
Inventories		(218,488)	(487,711)
Other current assets		(65,932)	(70,231)
Other non-current assets		(10,457)	(9,101)
Proceeds from settlement of derivatives		21,474	—
Trade accounts and notes payable		(189,522)	470,857
Other accounts payable		14,905	(473,032)
Accrued expenses		(67,402)	(42,842)
Provisions		(26,710)	(25,919)
Advances received		(8,484)	(50,585)
Other current liabilities		(28,416)	(21,808)
Defined benefit liabilities, net		18,744	(2,635)
Other non-current liabilities		1,715	896

Cash generated from (used in) operations	~~W~~	776,958	(341,286)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

24.	Cash flow information, Continued

(b)	Changes in liabilities arising from financing activities for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	January 1, 2025			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	March 31, 2025
Short-term borrowings	~~W~~	2,454,295	24,464	(524)	—	—	2,478,235
Payment guarantee liabilities		15,770	1,832	—	—	(3,666)	13,936
Long-term borrowings		6,550,072	84,912	(8,205)	893	—	6,627,672
Bonds		1,137,839	(612,000)	(349)	284	—	525,774
Lease liabilities		6,534	(2,907)	—	—	8,865	12,492

Total	~~W~~	10,164,510	(503,699)	(9,078)	1,177	5,199	9,658,109

(In millions of won)
	January 1, 2024			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	March 31, 2024
Short-term borrowings	~~W~~	1,428,213	404,146	34,314	—	—	1,866,673
Payment guarantee liabilities		20,613	1,918	—	—	(2,867)	19,664
Long-term borrowings		6,785,749	128,320	100,835	1,098	—	7,016,002
Bonds		1,488,143	(80,000)	5,713	434	—	1,414,290
Lease liabilities		14,400	(3,474)	—	—	3,870	14,796

Total	~~W~~	9,737,118	450,910	140,862	1,532	1,003	10,331,425

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2025 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(b)	Details of major transactions with related parties for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	2025
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*)
Subsidiaries
LG Display America, Inc.	~~W~~	3,298,372	—	—	848
LG Display Japan Co., Ltd.		180,510	—	—	2
LG Display Germany GmbH		358,767	—	—	12,831
LG Display Taiwan Co., Ltd.		634,166	—	—	594
LG Display Nanjing Co., Ltd.		19,199	—	323,384	1,819
LG Display Shanghai Co., Ltd.		131,180	—	—	72
LG Display Guangzhou Co., Ltd.		3,578	93,389	47,666	58,480
LG Display Shenzhen Co., Ltd.		114,987	—	—	—
LG Display Yantai Co., Ltd.		10	—	54,600	3,164
LG Display (China) Co., Ltd.		968	—	357,672	56
LG Display Singapore Pte. Ltd.		352,240	—	—	7,326
L&T Display Technology (Fujian) Limited		41,338	—	—	14
Nanumnuri Co., Ltd.		76	—	—	6,621
LG Display Guangzhou Trading Co., Ltd.		76,845	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		20,958	—	805,650	15,873
Suzhou Lehui Display Co., Ltd.		18,243	—	1,930	—
LG Display High-Tech (China) Co., Ltd.		1,889	—	644,243	2,214

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(In millions of won)	2025
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Others (*)
Associates
Paju Electric Glass Co., Ltd.		—	1,664	63,764	2,445
Material Science Co., Ltd.		—	—	157	—
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	70,064	—	1,982	40,234

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(In millions of won)	2025
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	7,222	—	—	23
LG Electronics Vietnam Haiphong Co., Ltd.		49,603	—	—	295
LG Electronics Reynosa S.A. DE C.V.		2,105	—	—	583
LG Electronics do Brasil Ltda.		2,059	—	—	17
LG Electronics Egypt S.A.E		3,010	—	—	3
LG Innotek Co., Ltd.		1,542	—	—	13,731
P.T. LG Electronics Indonesia		8,764	—	—	238
Others (*)		3	—	—	5,622

Total	~~W~~	5,397,698	95,053	2,301,048	173,105

(*)	Others include the amount of the acquisition of property, plant, and equipment, and the purchase amount of LG Display High-Tech (China) Co., Ltd. Shares held by LG Display Guangzhou Co., Ltd.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(In millions of won)	2024
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*)
Subsidiaries
LG Display America, Inc.	~~W~~	2,944,718	—	—	17
LG Display Japan Co., Ltd.		170,310	—	—	108
LG Display Germany GmbH		337,935	—	—	13,186
LG Display Taiwan Co., Ltd.		536,291	—	—	320
LG Display Nanjing Co., Ltd.		25,500	—	396,259	1,862
LG Display Shanghai Co., Ltd.		144,099	—	—	—
LG Display Guangzhou Co., Ltd.		5,101	—	284,120	4,155
LG Display Shenzhen Co., Ltd.		130,068	—	—	—
LG Display Yantai Co., Ltd.		—	—	52,496	321
LG Display (China) Co., Ltd.		269	—	292,354	912
LG Display Singapore Pte. Ltd.		352,880	—	—	1,804
L&T Display Technology (Fujian) Limited		30,365	—	—	12
Nanumnuri Co., Ltd.		68	470	—	6,190
LG Display Guangzhou Trading Co., Ltd.		94,404	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		43,035	—	742,041	7,615
Suzhou Lehui Display Co., Ltd.		31,931	—	1,828	—
LG Display High-Tech (China) Co., Ltd.		198	—	573,751	446

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(In millions of won)	2024
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Others (*)
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	193	—
AVATEC Co., Ltd.		—	200	20,952	2,287
Paju Electric Glass Co., Ltd.		—	—	61,494	1,958
YAS Co., Ltd.		—	—	2,309	3,045
Material Science Co., Ltd.		—	—	—	247
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	47,452	—	3,425	55,229

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(In millions of won)	2024
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	7,099	—	—	130
LG Electronics Vietnam Haiphong Co., Ltd.		42,883	—	—	2,855
LG Electronics Reynosa S.A. DE C.V.		6,834	—	—	283
LG Electronics do Brasil Ltda.		—	—	—	14
LG Electronics RUS, LLC		—	—	—	3,950
LG Electronics Egypt S.A.E		2,813	—	—	5
LG Innotek Co., Ltd.		2,430	—	1	20,966
P.T. LG Electronics Indonesia		6,864	—	—	373
Others (*)		4,807	—	—	5,171

Total	~~W~~	4,968,354	670	2,431,223	133,461

(*)	Others include the amount of the acquisition of property, plant, and equipment.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(c)	Details of balances of receivables and payables from transaction with related parties as of March 31, 2025 and December 31, 2024 are as follows :

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2025		December 31, 2024	March 31, 2025	December 31, 2024
Subsidiaries
LG Display America, Inc.	~~W~~	1,670,450	2,360,124	775	473
LG Display Japan Co., Ltd.		145,074	195,597	32	1
LG Display Germany GmbH		471,863	521,945	13,689	12,631
LG Display Taiwan Co., Ltd.		623,936	778,589	121	181
LG Display Nanjing Co., Ltd.		67	265	2,674,072	2,572,165
LG Display Shanghai Co., Ltd.		122,099	122,650	36	29
LG Display Guangzhou Co., Ltd.		4,043	75	607,610	991,122
LG Display Guangzhou Trading Co., Ltd.		273,761	292,729	—	—
LG Display Shenzhen Co., Ltd.		65,334	88,304	—	—
LG Display Yantai Co., Ltd.		—	1	155,999	172,693
LG Display (China) Co., Ltd.		1,632	2,251	848,227	992,630
LG Display Singapore Pte. Ltd. (*1)		230,773	283,171	1,634,854	2,161,167
L&T Display Technology (Fujian) Limited		32,410	29,366	126,294	137,881
Nanumnuri Co., Ltd.		—	—	2,359	1,795
LG Display Vietnam Haiphong Co., Ltd.		16,795	19,057	1,284,213	1,686,540
Suzhou Lehui Display Co., Ltd.		8,840	6,311	1,930	32
LG Display High-Tech (China) Co., Ltd.		17,422	19,214	3,248,026	2,689,403

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2025		December 31, 2024	March 31, 2025	December 31, 2024
Associates
Paju Electric Glass Co., Ltd.		—	—	69,728	64,140
Material Science Co., Ltd.		—	—	172	261

Entity that has significant influence over the Company
LG Electronics Inc. (*2)	~~W~~	185,614	177,926	1,026,920	1,042,000

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2025		December 31, 2024	March 31, 2025	December 31, 2024
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	4,199	3,317	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		30,588	32,967	78	919
LG Electronics Reynosa S.A. DE C.V.		1,026	820	192	—
LG Electronics do Brasil Ltda.		1,429	2,689	—	—
LG Electronics Egypt S.A.E		2,582	3,877	1	7
LG Innotek Co., Ltd. (*3)		1,564	1,734	197,709	201,297
P.T. LG Electronics Indonesia		7,402	4,335	47	53
Others		1	4	4,472	5,806

Total	~~W~~	3,918,904	4,947,318	11,897,556	12,733,226

(*1)

Trades accounts and notes payable and others for LG Display Singapore Pte. Ltd. as of March 31, 2025 includes borrowings of USD 1,110 million (~~W~~1,627,815 million), and as of December 31, 2024 includes borrowings of USD 1,470 million (~~W~~2,160,900 million).

(*2)	Trades accounts and notes payable and others for LG Electronics Inc. as of March 31, 2025 and December 31, 2024 includes borrowings of ~~W~~1,000,000 million (see Note 12.(c))
(*3)	Trade accounts and note payable and others for LG Innotek Co., Ltd. as of March 31, 2025 and December 31, 2024 Includes deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(d)	Details of significant financial transactions with related parties and others for the three-month periods ended March 31, 2025 and 2024 are as follows:

		2025
(In millions of won)	Company Name	Borrowings		Repayment
Subsidiary	LG Display Singapore Pte. Ltd. (*)	~~W~~	1,591,851	2,117,523

(*)

As of March 31, 2025, the borrowing agreement with LG Display Singapore Pte. Ltd. is valid with a limit of USD 1,200 million (~~W~~1,759,800 million), of which USD 1,110 million (~~W~~1,627,815 million) has been executed and is included in short-term borrowings.

For the three-month period ended March 31, 2025, the Company contributed ~~W~~1,098 million in cash for the capital increase of LG DISPLAY FUND I LLC and decreased by ~~W~~17,200 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

		2024
(In millions of won)	Company Name	Borrowings		Capital increase	Collection of loans
Subsidiary	LG Display Singapore Pte. Ltd. (*)	~~W~~	440,126	—	—
Associates	WooRee E&L Co., Ltd.		—	—	110
Entity that has significant influence over the Company	LG Electronics Inc.		—	436,031	—

(*)

As of March 31, 2024, the borrowing agreement with LG Display Singapore Pte. Ltd. is valid with a limit of USD 1,600 million (~~W~~2,154,880 million), of which USD 330 million (~~W~~444,444 million) has been executed and is included in short-term borrowings.

For the three-month period ended March 31, 2024, the Company contributed ~~W~~652 million in cash for the capital increase of LG DISPLAY FUND I LLC and increased by ~~W~~832,200 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(e)	Large Enterprise Group Transactions

According to the ‘Related Party Disclosures’ under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the three-month periods ended March 31, 2025 and 2024 and as of March 31, 2025 and December 31, 2024, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)
	For the three-month period ended March 31, 2025			March 31, 2025
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	589	—	163
LG Chem Ltd. and its subsidiaries		88	72,653	109	140,783
D&O Corp. and its subsidiaries		64	2,384	—	1,496
LG Corp. (*)		—	14,009	5,759	12,267
LG Management Development Institute		—	9,679	3	492
LG CNS Co., Ltd. and its subsidiaries		—	38,152	4	42,460
HSAD Inc. and its subsidiaries		—	525	—	74
Robostar Co., Ltd.		—	1	—	2

Total	~~W~~	152	137,992	5,875	197,737

(*)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of March 31, 2025 are ~~W~~5,076 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The amount of lease repayment for the three-month period ended March 31, 2025 is ~~W~~1,727 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2024			December 31, 2024
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	796	—	164
LG Chem Ltd. and its subsidiaries		109	109,265	160	183,430
D&O Corp. and its subsidiaries (*1)		78	32,995	—	4,343
LG Corp. (*2)		—	13,011	7,551	10,731
LG Management Development Institute		—	10,054	3	340
LG CNS Co., Ltd. and its subsidiaries		—	31,704	—	64,692
HS AD Inc. and its subsidiaries		—	1,793	—	542
Robostar Co., Ltd.		—	13	—	369

Total	~~W~~	187	199,631	7,714	264,611

(*1)

Among the matters related to D&O Corp. and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024 and reflected based on the transaction amount for the three-month period ended March 31, 2024.

(*2)

According to the lease agreement signed with LG Corp., no recognized lease liabilities as of March 31, 2024.The lease repayment for the three-month period ended March 31, 2024 amounts to ~~W~~2,154 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024 (unaudited), and December 31, 2024

25.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Short-term benefits	~~W~~	600	563
Expenses related to the defined benefit plan		93	325

Total	~~W~~	693	888

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(g)	For the three-month period ended March 31, 2025, the Company did not set an allowance for doubtful accounts on the balance of receivables for related parties.

26.	Assets Held for Sale

For the year ended December 31, 2024, management of the Company decided to sell 51% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024. As a result, the investments in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets held for sale.

(a)	Details of assets held for sale

(In millions of won)
	March 31, 2025		December 31, 2024
Investments in subsidiaries (*)	~~W~~	1,016,645	1,016,645

(*)	There is no impairment loss recognized for assets held for sale, as the net fair value of the disposal group is expected to exceed the carrying amount.

(b)	There is no other comprehensive income recognized in relation to the disposal group classified as assets held for sale.

27.	Subsequent event

The disposal of 51% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT was completed on April 1, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: May 15, 2025	By:	/s/ Kyu Dong Kim
(Signature)
	Name:	Kyu Dong Kim
	Title:	Vice President / Finance & Risk Management Division